Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Management proposal regarding the matters to be voted in the General Shareholders' Meeting, to be held on April 27th, 2011

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

Dear Shareholders,

In compliance with the information required by Article 9, 10 and 12 of CVM Instruction
n° 481/2009, Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company’s shareholders the following documents and information regarding the matters to be voted in the General Shareholders' Meeting, to be held on April 27th, 2011 (“GSM”):

1)
Financial statements form referring to the fiscal year ended on December 31st, 2010, including (i) the Management’s Report on the Company’s businesses and the main administrative facts of the fiscal year ended on December 31st, 2010; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council (Annex I);

2)	Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form (Annex II);

3)	Destination of net earnings proposal for the fiscal year, in accordance with Annex 9-1-II of CVM Instruction nº 481/2009 (Annex III);

4)
Information about the candidates for members of the Board of Directors and of the Fiscal Council indicated or supported by the management or by the controlling shareholders, under the terms of items 12.6 to 12.10 of the Reference Form (Annex IV);

5)	Management and Fiscal Council compensation proposal (Annex V);

6)	Information about the management compensation, under the terms of item 13 of the Reference Form (Annex VI); and

7)	Glossary of the terms used in items 10, 12.6 to 12.10 and 13 of the Reference Form which are part of this document (Annex VII).

São Paulo, March 25th, 2011.

ANNEX I – FINANCIAL STATEMENTS

ANNEX II - ITEM 10 OF THE REFERENCE FORM

10.	Management discussion & analysis

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 24th, 2011, including the notes thereto, and other financial information included elsewhere in this document.

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010, as well as the information of 2009 included in such statements, were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards. Likewise, the financial information referring to the fiscal years ended December 31st, 2009 and 2010, as well as the balance sheet information of January 1st, 2009, are presented in this document according to the IFRS, except when otherwise indicated.

As allowed by CVM, the financial information referring to the fiscal year ended December 31st, 2008 is presented without the changes introduced by the new legislation, but with the format of such financial statements compatible to the IFRS. In order to provide comparability of information, the analysis of the main changes in the results for the years 2009 and 2008 included in item 10.1.h is presented according to accounting policies previously adopted in Brazil.

See “Item 10.4.a. Significant changes in accounting principles” and “Item 10.4.b. Significant effects of the changes in accounting practices”. Our consolidated financial statements for the years ended December 31st, 2010, 2009 and 2008 were audited by the independent registered public accounting firm, KPMG Auditores Independentes.

10.1.	Management discussion on:

a.	General financial and equity conditions

Company overview

Ultrapar is a Brazilian business group with more than 70 years of history, with leading position in the markets in which it operates. Our four principal segments are:

• the LPG distribution business, conducted by Ultragaz;
• the fuels distribution business, conducted by Ipiranga;
• the chemical and petrochemical business, conducted by Oxiteno; and
• storage for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene and lubricants through a network of 5.7 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a major producer of specialty chemicals, particularly surfactants. It manufactures approximately 700 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles, paints and varnishes. Ultracargo is the largest provider of storage for liquid bulk in Brazil.

In June 2008, Ultrapar signed a sale and purchase agreement with Unipar for the acquisition of 100% of the shares of União Terminais, a company engaged in the storage and handling of liquid bulk. In October 2008, Ultrapar closed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008, it closed the acquisition of the 50% stake in União/Vopak, which owns a port terminal in Paranaguá (in the state of Paraná). The results of the businesses acquired were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements in periods prior to fourth quarter 2008 do not include the results of the businesses acquired.

In August 2008, Ultrapar announced the signing of an agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The acquisition was closed on March 31st, 2009. The results of Texaco started to be consolidated into Ultrapar’s financial statements on April 1st, 2009 onwards, after the financial settlement of the transaction. Ultrapar’s financial statements in periods prior to second quarter 2009 do not include Texaco’s results.

On July 1st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses, with the transfer of shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. The financial statements of Ultrapar and Ultracargo from the third quarter of 2010 onwards no longer include the businesses sold.

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of DNP. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

2010
The year 2010 was marked by the strong growth of the Brazilian economy, with highlights to the low unemployment rates, expansion in income and total wages and higher credit availability, which reached in December a record level of 47% of the GDP. The gross domestic product grew by 7.5% in the year, driven by the good performance of the retail, automotive and civil construction sectors. The strong growth of the Brazilian economy, associated with larger scale of operations, derived from investments made in the last years, with the prudence in financial management and with results- and value creation oriented culture enabled Ultrapar to achieve record levels of results in 2010. In the year, Ultrapar’s net sales and services amounted to R$ 42.5 billion, EBITDA amounted to R$ 1,776.3 million and net earnings amounted to R$ 765.2 million. The 2010 net debt to EBITDA ratio was 1.2

– lower than the 1.5 ratio of the end of 2009 – reflecting the increase in earnings and cash generation. Ultrapar ended 2009 with total assets of R$ 13.0 billion and shareholders’ equity of R$ 5.2 billion.

2009
The year 2009 was marked by the effects of the global financial crisis, more intense during the first quarter of 2009, period when the Brazilian gross domestic product decreased by 2.1% compared with 2008. During the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, leading to a gradual recovery of the GDP. Even in the instable economic environment seen particularly in the first half of 2009, the Company reported growth in its results quarter after quarter, while keeping a sound and prudent management of its cash generation and indebtedness levels. In 2009, Ultrapar’s net sales and services amounted to R$ 36.1 billion, EBITDA amounted to R$ 1,430.4 million and net earnings amounted to R$ 440.7 million. The Company’s net debt to EBITDA ratio was 1.5 times in December through the achievement of cash generation established goals. Ultrapar, which had already been assigned the investment grade rating by Moody’s, was also assigned investment grade by Standard & Poor’s in October 2009. Ultrapar ended 2009 with total assets of R$ 11.5 billion and shareholders’ equity of R$ 4.8 billion.

2008
In 2008, Ultrapar concluded a cycle of major investments, continuing its strategy of expanding its scale and improving the competitiveness of its businesses. In the fuel distribution segment, Ultrapar continued its growth strategy initiated in 2007 with the acquisition of Ipiranga’s distribution business in the South and Southeast regions of Brazil, and entered into an agreement in August 2008, to acquire Texaco's fuel distribution business in Brazil. In the logistic segment, Ultracargo concluded the acquisition of União Terminais in November, a milestone in its transformation process, with the objective to consolidate itself as the largest and most complete provider of integrated logistic solutions for special bulk cargo in Brazil. In Oxiteno, relevant investments were completed in 2008, significantly increasing the company's specialty chemical production capacity. With the acquisitions and investments in organic expansion, we ended 2008 with net sales of R$ 28.3 billion, EBITDA of R$ 1.1 billion and net earnings of R$ 390.3 million. Ultrapar ended 2008 with total assets of R$ 9.7 billion and shareholders’ equity of R$ 4.7 billion.

See “Item 10.2.c. Effect of inflation, changes in prices of main feedstocks and products, foreign exchange and interest rates on operating and financial results” for trend information.

b.	Capital structure and possibility of redemption of shares

Capital structure
Our paid up capital as of December 31st, 2010 amounted to R$ 3,696.8 million, composed by 544,383,996 shares, without par value, of which 197,719,588 are common shares and 346,664,408 are preferred shares. The number of shares is already adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

2010
Ultrapar ended the fiscal year 2010 with a gross debt of R$ 5.396,0 million and a gross cash position of R$ 3,220.4 million, resulting in a net debt of R$ 2,175.7 million, 2% higher than the Company’s net debt position of 2009. On December 31st, 2009, shareholders’ equity amounted to R$ 5,175.6 million, resulting in a net debt to shareholders’ equity ratio of 42%.

2009
Ultrapar ended the fiscal year 2009 with a gross debt of R$ 4,466.7 million and a gross cash position of R$ 2,334.9 million, resulting in a net debt of R$ 2,131.8 million, 18% lower than the net debt on March 31st, 2009, the date of the payment for the acquisition of Texaco. On December 31st, 2009, shareholders’ equity amounted to R$ 4,845.3 million, resulting in a net debt to shareholders’ equity ratio of 44%.

2008
Ultrapar ended the fiscal year 2008 with gross debt of R$ 3,671.9 million and gross cash position of R$ 2,133.6 million, resulting in a net debt of R$ 1,538.3 million, 7% higher than the Company’s net debt position at the end of 2007. On December 31st, 2008, shareholders’ equity amounted to R$ 4,650.1 million, resulting in a net debt to shareholders’ equity ratio of 33%.

Year ended December 31st
(R$ million)	2010	% of shareholders’ equity	2009	% of shareholders’ equity	2008	% of shareholders’ equity

Gross debt	5,396.0	104%	4,466.7	92%	3,671.9	79%
Cash and cash equivalents	3,220.4	62%	2,334.9	48%	2,133.6	46%
Net debt	2,175.7	42%	2,131.8	44%	1,538.3	33%

i.	Hypothesis for the redemption of shares

There is no hypothesis for the redemption of shares issued by the Company, in addition to those legally provided.

ii.	Calculation for redemption value

Not applicable.

c.	Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash and cash equivalents, (ii) cash generated from operations and (iii) loans. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, we assess opportunities for acquisitions and investments. We consider different types of investments, either direct or through our subsidiaries, joint ventures, or affiliated companies. We finance such investments through cash generated from our operations, through new loans and financings, through capital increases or through a combination of these methods.

We believe we have sufficient working capital for our present requirements. We have R$ 820.5 million in debt maturing from January 2011 to December 2011. Additionally we have a R$ 1,044 million capital expenditures budgeted for 2011. As of December 31st, 2010, we had R$ 3,220.4 million in cash, cash equivalents, short- and long-term investments.

We anticipate that we will spend approximately R$ 9.3 billion in the next five years to meet long-term contractual obligations, including the amortization and payment of interests, as well as the capital expenditures budgeted for 2011.

(R$ million)	2011-2015

Contractual obligations	1,572.2
Investment plan for 2011	1,044.0
Financing	5,308.4
Estimated interest payments on financing1	1,388.2
Total	9,313.1

1 Includes estimated interest payments on our short- and long-term debt. Information of our derivative instruments is not included. The fair value information of such derivatives is available in note 20 of our financial statements, filed with the CVM on February 24th, 2011. The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, (i) 11% CDI interest rate, (ii) 4.0% weaker real in relation to the U.S. dollar and (iii) 6.0% TJLP rate.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash flows generated from operating and financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

d.	Sources for financing working capital and investments in non-current assets

We generated cash flow from operations of R$ 1,508.2 million, R$ 1,742.1 million and R$ 623.4 million for 2010, 2009 and 2008, respectively. In 2010, our cash flow from operations decreased R$ 233.9 million from 2009, despite the growth of R$ 674.5 million in the cash flow from operating activities, due to the higher investment in working capital in 2010, resulting from the growth in all businesses, and from the decrease of working capital in 2009. Our cash flow from operations increased by R$ 1,118.7 million in 2009 compared to 2008, mainly reflecting (i) a decrease in working capital due to the inventory realization process at Oxiteno and the decrease in the diesel cost at Ipiranga from June 2009 on, (ii) a higher depreciation resulting from the investments made and (iii) an increase in net earnings, as a result of the increase in EBITDA.

Cash flow of investing activities used an amount of R$ 1,903.6 million, R$ 1,609.0 million and R$ 1,276.4 million in the years ended December 31st, 2010, 2009 and 2008, respectively. In 2010, 2009 and 2008, we invested R$ 840.8 million, R$ 603.8 million and R$ 889.4 million in additions to fixed and intangible assets, net of disposals. In 2010, Ultrapar concluded the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo with a net receipt of R$ 80 million, that was partially offset by the initial disbursement of R$ 47 million settled in November 2010 for the acquisition of DNP. In 2009 and 2008, we invested R$ 1,355.5 million and R$ 432.4 million in equity investments, net of disposals, mainly due to the acquisitions of Texaco in 2009 and of União Terminais in 2008.

Net cash flow from financing activities totaled R$ 153.6 million, R$ 484.5 million and R$ 1,057.9 million in the years ended December 31st, 2010, 2009 and 2008, respectively, mainly from financing obtained with Banco Bradesco S.A., Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and Caixa Econômica Federal.  Net cash flow from financing activities reflected the increase in Ultrapar’s gross debt due to the investments in organic growth, acquisitions and payment of dividends. As a consequence, cash and cash equivalents increased from R$ 1,887.5 million as of December 31st, 2009, to R$ 2,642.4 million as of December 31st, 2010, and from R$ 1,275.1 million as of December 31st, 2008 to R$ 1,887.5 million as of December 31st, 2009.

e.	Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity

In 2010, 2009 and 2008, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2011.

f.	Indebtedness level and debt profile

Our gross debt increased by 21% during the year ended on December 31st, 2010, from R$ 4,466.7 million as of December 31st, 2009 to R$ 5,396.0 million as of December 31st, 2010. As of December 31st, 2008, our gross debt was R$ 3,671.9 million, 18% lower that the gross debt at the end of 2009. Our short term debt as of December 31st, 2010, 2009 and 2008 2007 was equivalent to 15%, 26% and 45% of our gross debt, respectively.

The table below shows our indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31st, 2010	Principal amount of outstanding and accrued interest through December 31st
			2010	2009	2008
			(R$ million)
Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	413.3	431.0	577.4
Syndicated loan	US$	US$ + LIBOR(1) + 1.2%	99.7	104.1	140.0
BNDES	US$	6.1%	67.2	46.9	46.5
Foreign currency advances delivered	US$	1.3%	64.1	72.1	—
Advances on foreign exchange contracts	US$	1.6%	41.6	118.6	184.2
Financial institutions	MX$(2)	MX$(2) + TIIE(2) + 2.6%	16.7	12.2	19.8
Financial institutions	US$	US$ + LIBOR(1) + 2.1%	6.7	9.6	48.9
Financial institutions — RPR	US$	0.9%	1.6	—	—
FINIMP	US$	7.0%	0.8	0.8	4.8
Financial institutions	Bs(3)	28.0%	0.02	1.0	6.0
BNDES	UMBNDES(4)	7.6%	—	0.5	3.5
FINIMP — RPR	US$	3.5%	—	16.6	—
Notes due in 2020			—	—	140.3
Reais-denominated loans:
Banco do Brasil	R$	11.8%	1,916.3	532.2	516.7
Debentures/Promissory notes	R$	108.5% of CDI	1,196.1	1,187.9	1,203.8
BNDES	R$	TJLP(5) + 3.7%	1,178.1	1,027.4	401.8
Banco do Nordeste do Brasil	R$	8.5%(6)	99.4	112.6	103.5
Loan — MaxFácil	R$	100.0% of CDI	77.4	110.8	108.4
BNDES	R$	5.8%	65.1	12.3	—
FINEP	R$	TJLP(5)+ 0.6%	61.7	68.1	60.4
Working capital loan — União Vopak/RPR	R$	116.2% of CDI	23.8	18.5	37.2
FINAME	R$	TJLP(5) + 2.9%	5.9	16.7	39.1
Floating finance leases	R$	CDI + 1.7%	3.4	13.2	24.5
Fixed finance leases	R$	14.9%	2.2	2.1	1.0
Others	R$	CDI + 1.8%	0.6	4.3	4.1
Bank Credit Bill...................................................	R$	120% of CDI	—	495.3	—
Total loans			5,341.7	4,415.0	3,671.9
Income from currency and interest rate hedging instruments			54.4	51.7	—
Total			5,396.0	4,466.7	3,671.9

(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$ - Mexican peso; TIIE - Mexican interbank balance interest rate.
(3)	Bs – Venezuelan Bolívar Forte.
(4)
UMBNDES - monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social), is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2010, 96% of this composition reflected the U.S. dollar.

(5)	TJLP - set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31st, 2010, TJLP was fixed at 6% p.a..
(6)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, managed by Banco do Nordeste. On December 31st, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The table below shows the maturity profile of our indebtedness as of December 31st, 2010:

Year	Maturities
(R$ million)
2011	820.5
2012	2,197.8
2013	1,024.9
2014	440.5
2015	824.7
2016 thereafter	87.6
Total	5,396.0

See “Item 10.1.c. Capacity to meet our financial commitments”.

i.	Relevant loan and financing contracts

Notes due in 2015
In December 2005, our subsidiary LPG International issued notes in the amount of US$ 250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issuance price was 98.75% of the notes’ face value, representing a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by Ultrapar and Oxiteno S.A.

Syndicated loan and notes due in 2020
In June 1997, the subsidiary Cia. Ultragaz issued US$ 60 million in notes in the foreign market (“Original Notes”). In June 2005, the subsidiary Oxiteno Overseas acquired all the Original Notes issued by subsidiary Cia. Ultragaz with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. Cia Ultragaz contracted hedging instruments for floating interest rate in dollar and for exchange rate variation, swapping the syndicated loan rate to 99.5% of CDI (see note 20). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

In April 2006, the subsidiary Oxiteno Overseas sold the Original Notes issued by Cia. Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in note 4 of our financial statements, thus obtaining an additional return on this investment. On December 23rd, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

Debentures and Promissory Notes
In June 2009, Ultrapar made its third issuance of debentures, in a single series of 1,200 simple, non-convertible into shares and unsecured with the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 19th, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The proceeds obtained with this issuance were used for the prepayment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000,000.00 issued by the Company in December 2008.

In December 2009, we concluded the review of certain terms and conditions of our third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4th, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, with the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4th, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Financing contracts with BNDES
In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES in the total amount of R$ 728 million to finance investments over the next 5 years, starting in 2006. In December 2008, an additional credit limit was hired with BNDES, including new beneficiaries (IPP and its subsidiaries), and the credit limit was extended to R$ 1,622 million. On December 31st, 2010, the amount being used by the subsidiaries was R$ 645 million.

Additionally, through its subsidiaries, Ultrapar contracted a working capital loan (not included in the revolving line described above) with BNDES in the total amount of R$ 612 million. As of December 31st, 2010, the total amount outstanding of this debt was R$ 624 million.

Bank Credit Bill
In March 2009, subsidiary IPP contracted a Bank Credit Bill with Caixa Econômica Federal in the amount of R$ 500 million maturing in March 2012. In March 2010, subsidiary IPP settled this loan in advance and substituted it for a loan with Banco do Brasil.

Loans with Banco do Brasil
The subsidiary IPP contracted loans with Banco do Brasil to finance the marketing, processing or manufacture of agricultural-derived goods (ethanol). During 2010, IPP raised an additional R$ 1,400 million and renegotiated certain loans that would mature during this period in an amount of R$ 410 million. IPP contracted interest rate hedging instruments, thus converting the charges for those loans into an average 98.75% of CDI (see note 20 of our financial statements). Subsidiary IPP designates its hedging instruments as a fair value hedge. Therefore, loans and hedging instruments are both stated at fair value since their hiring date.

ii.	Other long term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a joint venture (50%/50%) between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards, due in 2016.

iii.	Subordination of debt

Our secured debt as of December 31st, 2010, amounted to R$ 83.7 million. Except for the secured debt, there is no subordination among our existing debt.

iv.
Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control

The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of notes due in 2015, certain obligations must be maintained by Ultrapar:

•
Limit on transactions with shareholders that hold 5% or more of any class of capital of the Company, except upon fair and reasonable terms no less favorable to the Company than what could be obtained in a comparable arm’s-length transaction with a third-party;

•	board approval requirement for transactions with related parties totaling more than
US$ 15 million (except transactions with or between subsidiaries);
•	restriction on the sale of all or substantially all assets of the Company and its subsidiaries;
•	restriction on encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets.

As a result of the issuance of the syndicated loan, some obligations additional to the ones mentioned above must be maintained by Ultrapar:

•	maintain a ratio of consolidated net debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of no more than 3.5; and
•	maintain a ratio of consolidated EBITDA to consolidated net financial expenses of at least 1.5.
•
As a result of BNDES financing contracts, during the effectiveness of these agreements, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual audited balance sheet

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and
•	current liquidity level: current assets / current liabilities equal to or above 1.3.

g.	Limits of use of contracted loans and financings

The BNDES credit lines described under “Item 10.1.f.i. Relevant loan and financing contracts – BNDES” must be used exclusively to partially finance the Company’s investments projects. The proceeds are available upon approval of each project and according to the project’s disbursement schedule.

h.	Main changes in each item of the financial statements

(R$ million)	Information as of			Percent change
	12/31/2010	12/31/2009	01/01/2009	12/31/2010 vs. 12/31/2009	12/31/2009 vs. 01/01/2009

ASSETS
Cash and financial investments	3,200.6	2,327.8	2,140.7	37%	9%
Trade accounts receivable	1,715.7	1,618.3	1,449.1	6%	12%
Inventories	1,133.5	942.2	1,033.8	20%	-9%
Taxes	354.3	320.2	311.9	11%	3%
Other	53.3	61.3	124.6	-13%	-51%
Total Current Assets	6,457.5	5,269.7	5,060.0	23%	4%

Investments	15.3	14.7	15.4	3%	-4%
Property, plant and equipment and intangibles	5,349.3	4,988.2	3,893.2	7%	28%
Financial investments	19.8	7.2	7.2	175%	0%
Trade accounts receivable	96.7	86.4	71.9	12%	20%
Deferred income tax	564.4	697.9	552.6	-19%	26%
Escrow deposits	380.7	308.5	204.2	23%	51%
Other	106.2	109.9	82.0	-3%	34%
Total Non-Current Assets	6,532.4	6,212.9	4,826.4	5%	29%

TOTAL ASSETS	12,989.8	11,482.6	9,886.3	13%	16%

LIABILITIES
Loans, financing and debentures	820.5	1,144.2	1,720.4	-28%	-33%
Suppliers	941.2	891.9	614.2	6%	45%
Payroll and related charges	228.2	176.5	164.6	29%	7%
Taxes	234.7	140.5	103.2	67%	36%
Other	293.4	213.2	142.0	38%	50%
Total Current Liabilities	2,517.9	2,566.2	2,744.4	-2%	-6%

Loans, financing and debentures	4,575.5	3,322.5	2,013.8	38%	65%
Provision for contingencies	470.5	540.2	258.8	-13%	109%
Post-retirement benefits	93.2	90.1	77.7	3%	16%
Other	157.1	118.3	99.5	33%	19%
Total Non-Current Liabilities	5,296.3	4,071.1	2,449.9	30%	66%

TOTAL LIABILITIES	7,814.3	6,637.4	5,194.3	18%	28%

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8	0%	0%
Reserves	1,529.2	1,189.6	1,092.1	29%	9%
Treasury shares	(120.0)	(123.7)	(127.3)	-3%	-3%
Others	47.3	47.5	(7.7)	0%	-715%
Non-controlling interest	22.3	35.1	38.2	-37%	-8%
TOTAL STOCKHOLDERS' EQUITY	5,175.6	4,845.3	4,692.0	7%	3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	12,989.8	11,482.6	9,886.3	13%	16%

Main changes in the consolidated balance sheet accounts on December 31st, 2010 compared with December 31st, 2009

Assets

Current assets
Current assets amounted to R$ 6,457.5 million on December 31st, 2010, a R$ 1,187.8 million increase over the current assets on December 31st, 2009, as a result of the increases in cash and financial investments, trade accounts receivable and inventories.

Cash and financial investments
Cash and financial investments amounted to R$ 3,200.6 million on December 31st, 2010, an R$ 872.9 million increase over December 31st, 2009, as a result of the cash flow generated from our operations in the period and the raising of new debt.

Trade accounts receivable
Trade accounts receivable amounted to R$ 1,715.7 million on December 31st, 2010, a R$ 97.4 million increase compared with December 31st, 2009, as a result of increased sales in the period.

Inventories
Inventories amounted to R$ 1,133.5 million on December 31st, 2010, a R$ 191.4 million increase compared with December 31st, 2009, mainly as a result of an increase of R$ 132.9 million and
R$ 58.6 million in Ipiranga’s and Oxiteno’s inventories, respectively, as a consequence of the growth of operations.

Non-current assets
Non-current assets amounted to R$ 6,532.4 million on December 31st, 2010, a R$ 319.5 million increase compared with December 31st, 2009.

Property, plant and equipment and intangibles
Property, plant and equipment and intangibles amounted to R$ 5,349.3 million on December 31st, 2010, a R$ 361.1 million increase compared with December 31st, 2009, mainly as a consequence of the organic investments made in 2010.

Deferred income tax and social contribution
Deferred income tax and social contribution amounted to R$ 564.4 million on December 31st, 2010, a R$ 133.5 million decrease compared with December 31st, 2009, due to the increased utilization of these assets to offset tax payments in 2010.

Liabilities

Current liabilities
Current liabilities amounted to R$ 2,517.9 million on December 31st, 2010, a R$ 48.3 million decrease compared with December 31st, 2009, as a result of a reduction in loans, financing and debentures.

Loans, financing and debentures
Loans, financing and debentures amounted to R$ 820.5 million on December 31st, 2010, a R$ 323.7 million decrease compared with December 31st, 2009, as result of a lengthening in the debt amortization profile. See “Non-current liabilities – Loans, financing and debentures”.

Taxes
Taxes amounted to R$ 234.7 million on December 31st, 2010, a R$ 94.2 million increase over December 31st, 2009, mainly as result of increased revenues in the period.

Other current liabilities
Other current liabilities amounted to R$ 293.4 million on December 31st, 2010, a R$ 80.2 million increase compared with December 31st, 2009, mainly as result of the consolidation of DNP from November 2010 onwards.

Non-current liabilities
Non-current liabilities amounted to R$ 5,296.3 million on December 31st, 2010, a R$ 1,225.2 million increase over December 31st, 2009, mainly as result of the increase in loans, financing and debentures.

Loans, financing and debentures
Loans, financing and debentures amounted to R$ 4,575.5 million on December 31st, 2010, a R$ 1,253.0 million increase compared with December 31st, 2009, as result of new long-term financings raised in 2010.

Stockholders' Equity
Ultrapar’s stockholders' equity amounted to R$ 5,175.6 million on December 31st, 2010, a R$ 330.3 million increase compared with December 31st, 2009, as result of an increase in profit reserves, due to net earnings growth in 2010.

Main changes in the consolidated balance sheet accounts on December 31st, 2009 compared with January 1st, 2009 (According to the IFRS, see “Item 10. Management discussion & analysis – Introduction”)

Assets

Current assets
Current assets amounted to R$ 5,269.7 million on  December 31st, 2009, a R$ 209.8 million increase compared with current assets of R$ 5,060.0 million on January 1st, 2009, as a result of the increase in cash and financial investments and trade accounts receivable, partially offset by a reduction in inventories.

Cash and financial investments
Cash and financial investments amounted to R$ 2,327.8 million on December 31st, 2009, a R$ 187.1 million increase compared with January 1st, 2009, as a result of the cash flow generated from our operations in the period and the hiring of new debt, partially offset by the payment related to the acquisition of Texaco.

Trade accounts receivable
Trade accounts receivable amounted to R$ 1,618.3 million on December 31st, 2009, a R$ 169.2 million increase compared with January 1st, 2009, as a result of a R$ 177.6 million increase in Ipiranga, as a consequence of the consolidation of Texaco from second quarter of 2009 onwards, partially offset by a reduction in trade accounts receivable in the other businesses.

Inventories
Inventories amounted to R$ 942.2 million on December 31st, 2009, a R$ 91.6 million decrease compared with January 1st, 2009, as a result of a R$ 225.5 million reduction in Oxiteno’s inventories in 2009, which were in a higher level on January 1st, 2009, due to a reduced demand as a consequence of the worsening of the global financial crisis in the fourth quarter of 2008. The increase in Oxiteno’s inventories was partially offset by an R$ 132.6 million increase in Ipiranga, as a consequence of the consolidation of Texaco from the second quarter of 2009 onwards.

Non-current assets
Non-current assets amounted to R$ 6,212.9 million on December 31st, 2009, an R$ 1,386.5 million increase compared with January 1st, 2009.

Property, plant and equipment and intangibles
Property, plant and equipment and intangibles amounted to R$ 4,988.2 million on December 31st, 2009, a R$ 1,095.0 million increase compared with January 1st, 2009, as a consequence of the consolidation of Texaco’s assets from the second quarter of 2009 onwards and the organic investments made in 2009.

Trade accounts receivable (long-term)
Ultrapar’s trade accounts receivable (long-term) amounted to R$ 86.4 million on December 31st, 2009, a R$ 14.5 million increase over January 1st, 2009, as result of the increased level of financing and bonuses to Ipiranga’s resellers and clients.

Liabilities

Current liabilities
Current liabilities amounted to R$ 2,566.2 million on December 31st, 2009, a R$ 178.2 million decrease compared with January 1st, 2009, mainly as a result of a reduction in loans and financing, partially offset by an increase in suppliers.

Loans, financing and debentures
Loans, financing and debentures amounted to R$ 1,144.2 million on December 31st, 2009, a R$ 576.2 million decrease compared with January 1st, 2009, as result of the replacement of R$ 1,200.0 million promissory notes by long-term debentures in the same amount, partially offset by increased funding from BNDES (see “Non-current liabilities – Loans, financing and debentures” and “Item 10.1.f. Indebtedness level and debt profile”).

Suppliers
Suppliers amounted to R$ 891.9 million on December 31st, 2009, a R$ 277.7 million increase compared with January 1st, 2009, mainly as result of a R$ 275.9 million increase in Ipiranga as a consequence of the consolidation of Texaco from the second quarter of 2009 onwards.

Non-current liabilities
Non-current liabilities amounted to R$ 4,071.1 million on December 31st, 2009, a R$ 1,651.2 million increase over January 1st, 2009, mainly as result of the issuance of debentures.

Loans, financing and debentures
In June 2009, Ultrapar carried out its third issuance of debentures in the amount of R$ 1,200.0 million with maturity in 2012. The proceeds of the issuance were used for the anticipated payment, in June 2009, of the promissory notes of the same amount issued in December 2008 (see “Item 10.1.f. Indebtedness level and debt profile”).

Stockholders' Equity

Ultrapar’s stockholders' equity amounted to R$ 4,845.3 million on December 31st, 2009, a R$ 153.2 million increase over January 1st, 2009, as result of an increase in profit reserves, due to higher net earnings in 2009.

Main changes in the consolidated income statement

Main changes in the consolidated income statement for the year ended December 31st, 2010 compared with the year ended December 31st, 2009

(R$ million)	Year ending December 31st	% of net sales and services	Year ending December 31st	% of net sales and services	Percent change 2010-2009
	2010		2009

Net sales and services	42,481.7	100%	36,097.1	100%	18%
Cost of sales and services	(39,322.9)	93%	(33,443.6)	93%	18%

Gross profit	3,158.8	7%	2,653.5	7%	19%
Selling, general and administrative expenses	(1,924.1)	5%	(1,771.7)	5%	9%
Other operating income (expenses)	10.8	0%	19.3	0%	-44%
Income from sale of assets	79.0	0%	18.9	0%	317%

Operating income	1,324.5	3%	920.0	3%	44%
Financial results	(264.1)	1%	(291.5)	1%	-9%
Income and social contribution taxes	(295.2)	1%	(188.0)	1%	57%
Equity in earnings (losses) of affiliates	0.0	0%	0.2	0%	-98%

Net income	765.2	2%	440.7	1%	74%
Net income attributable to:
Shareholders of Ultrapar	765.3	2%	437.1	1%	75%
Non-controlling shareholders of the subsidiaries	(0.1)	0%	3.6	0%	-103%

EBITDA	1,776.3	4%	1,430.4	4%	24%
Depreciation and amortization	530.8	1%	529.3	1%	0%

Overview on sales volume

	2010	2009	Percent change 2010-2009

Ultragaz (000 tons)	1,608	1,589	1%
Ipiranga (000 m3)	20,150	17,214	17%
Oxiteno (000 tons)	684	634	8%
Ultracargo (000 m3)	552	461	20%

In 2010, Ultragaz’s sales volume reached 1,608 thousand tons, a 1% increase over 2009, with volumes practically stable in the bottled segment and a 4% growth in the bulk segment, due to the increased economic activity and the recovery in the industrial activity. At Ipiranga, sales volumes grew by 17%, totaling 20,150 thousand cubic meters. The sales volume of fuels for light vehicles grew by 16%, as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards, and of the increase in the light vehicle fleet during the last 12 months, notably the 27% growth in gasoline volume. Diesel volumes grew by 19%, due to the consolidation of Texaco’s volume from April 1st, 2009 and the economic growth. At Oxiteno, sales volume totaled 684 thousand tons in 2010, up 8% over 2009, with highlight to the growth of 11% of specialty chemicals volume sold in Brazil, on the back of the increased economic activity and the expansions in the production capacity. At Ultracargo, effective storage increased by 20%, as a result of the consolidation of the terminal acquired in Suape in

December 2009 and of the higher utilization level in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling.

Net sales and services

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	3,661.3	3,441.0	6%
Ipiranga	36,483.5	30,485.8	20%
Oxiteno	2,083.0	1,915.8	9%
Ultracargo	293.3	336.6	-13%

Ultrapar’s net sales and services amounted to R$ 42,481.7 million in 2010, up 18% from 2009, as a result of the increased volume of operations in all businesses and the consolidation of Texaco from the second quarter of 2009 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo. Ultragaz’s net sales and services amounted to R$ 3,661.3 million in 2010, up 6% over 2009, as a result of a higher sales volume, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and the commercial initiatives and operational efficiency programs implemented. Ipiranga’s net sales and services amounted to R$ 36,483.5 million in 2010, up 20% over 2009, as a result of a higher sales volume, an increase in the share of gasoline in the product mix, and the increased ethanol costs due to the lower availability of the product, partially offset by the decrease in the diesel ex-refinery cost in June 2009. Oxiteno reported R$ 2,083.0 million in net sales and services, up 9% from 2009, despite the 12% stronger real, as a result of the 8% volume growth and the recovery in the average dollar prices. Ultracargo’s net sales and services totaled R$ 293.3 million, down 13% from 2009, due to the sale of the in-house logistics, solid bulk storage and road transportation businesses, partially offset by the growth in average storage in its liquid bulk terminals.

Cost of products and services

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	3,075.7	2,946.6	4%
Ipiranga	34,524.3	28,831.3	20%
Oxiteno	1,655.3	1,587.3	4%
Ultracargo	138.2	200.0	-31%

Ultrapar’s cost of products and services amounted to R$ 39,322.9 million in 2010, up 18% over 2009, as a consequence of the increased volume of operations in all businesses and the consolidation of Texaco from the second quarter of 2009 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo. Ultragaz’s cost of products sold amounted to R$ 3,075.7 million, up 4% over 2009, as a consequence of the 6% increase in the ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and the higher sales volume. Ipiranga’s cost of products sold amounted to R$ 34,524.3 million, up 20% over 2009, as a result of a higher sales volume, an increase in the share of gasoline in the product mix, and the increased ethanol costs due to the lower availability of the product, partially offset by the decrease in the diesel ex-refinery cost in June 2009. Oxiteno’s cost of products sole totaled R$ 1,655.3 million, up 4% over 2009, as a result of an 8% growth in sales volumes, a higher unit variable cost in dollars of raw materials, and extraordinary costs resulting from the maintenance stoppage of the Camaçari plant, effects partially offset by the 12% stronger real. Ultracargo’s cost of services provided totaled R$ 138.2 million, down 31% from 2009, despite the growth in average storage in its liquid bulk terminals, as a result of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Gross profit
Ultrapar’s gross profit amounted to R$ 3,158.8 million in 2010, a 19% increase over 2009, due to the gross profit growth in all businesses and to the consolidation of Texaco from second quarter 2009 onwards. Ultragaz’s gross profit totaled R$ 585.6 million, up 18% from 2009. Ipiranga’s gross profit amounted to R$ 1,959.1 million, 18% higher than that in 2009. Oxiteno’s gross profit totaled R$ 427.7 million, 30% higher than that of 2009. Ultracargo’s gross profit totaled R$ 155.1 million, up 14% over 2009.

Sales, general and administrative expenses

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	375.4	325.0	15%
Ipiranga	1,183.7	1,095.0	8%
Oxiteno	291.0	259.9	12%
Ultracargo	75.7	87.5	-13%

Ultrapar’s sales, general and administrative expenses totaled R$ 1,924.1 million in 2010, up 9% over 2009, mainly as a consequence of the consolidation of Texaco from second quarter 2009 onwards. Ultragaz’s sales, general and administrative expenses amounted to R$ 375.4 million, up 15% over 2009, as a result of increased expenses related to promotional and sales campaigns and higher personnel expenses derived from the effect of inflation and an increase in variable compensation, in line with earnings progression. Ipiranga’s sales, general and administrative expenses totaled R$ 1,183.7 million, up 8% over 2009, as a result of a 17% increase in sales volumes and the consolidation of Texaco’s sales, general and administrative expenses from second quarter 2009 onwards, partially offset by the implementation of the operational and administrative synergy plan. Oxiteno’s sales, general and administrative expenses amounted to R$ 291.0 million, up 12% over 2009, mainly as a result of increased freight expenses resulting from higher sales volume and increased variable compensation, in line with earnings progression. Ultracargo’s sales, general and administrative expenses totaled R$ 75.7 million in 2010, down 13% from 2009, despite the 20% increase in effective storage, due to the effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses.

Depreciation and amortization
Total depreciation and amortization costs and expenses amounted to R$ 530.8 million in 2010, stable in comparison with 2009, with the increased depreciation resulting from the consolidation of Texaco from the second quarter of 2009 onwards and from the investments made offset by a revision in the economic useful life of assets in accordance with Technical Standard ICPC 10 (from the Brazilian Accounting Pronouncements Committee), in effect from January 1st, 2010 onwards.

Income from sale of assets
In 2010, Ultrapar recorded an income from sale of assets in the total amount of R$ 79.0 million, up R$ 60.0 million over 2009, mainly from the sale of fixed assets and of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo, and the receipt related to MaxFácil, on the back of the increase in Ipiranga’s distribution network in the last years.

Operational profit
Ultrapar’s operational profit reached R$ 1,324.5 million in 2010, up 44% over 2009, as a result of the growth in the operational profit before income from sale of assets in all businesses.

Financial result
Ultrapar reported R$ 264.1 million of net financial expenses in 2010, down R$ 27.4 million from 2009, mainly as a result of the lower cost of debt. Ultrapar’s net debt to EBITDA ratio decreased from 1.5 times at the end of 2009 to 1.2 times at the end of 2010.

Net earnings
Ultrapar’s consolidated net earnings reached R$ 765.2 million in 2010, up 74% over 2009, as a result of the 24% growth in Ultrapar’s EBITDA, lower financial expenses and the income from sale of assets.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

(R$ million)	2010	2009	Percent change 2010-2009

Ultragaz	307.4	281.2	9%
Ipiranga	1,073.4	829.9	29%
Oxiteno	241.2	170.7	41%
Ultracargo	111.5	104.5	7%

Ultrapar’s consolidated EBITDA was R$ 1,776.3 million in 2010, up 24% over 2009, as a result of EBITDA growth in all businesses. Ultragaz’s EBITDA totaled R$ 307.4 million, up 9% over 2009, as a result of the recovery in margins, to which the operational efficiency programs implemented and the performance in the bulk segment both contributed, partially offset by increased expenses with promotional and sales campaigns and by higher variable compensation, in line with earnings progression. Ipiranga reported an EBITDA of R$ 1,073.4 million in 2010, up 29% over 2009, mainly as a result of (i) increased sales volumes, (ii) synergy gains arising from the consolidation of Texaco, (iii) lower non-recurring expenses related to Texaco’s acquisition, and (iv) an improved product mix, effects partially offset by strong fluctuation in the availability of ethanol in the market. Oxiteno reported an EBITDA of R$ 241.2 million, up 41% over 2009, despite the 12% stronger real, as a result of the recovery in margins and of an 8% increase in sales volumes. In 2010, Oxiteno’s unit EBITDA reached US$ 200/ton, up 49% over 2009. Ultracargo’s EBITDA totaled R$ 111.5 million in 2010, up 7% from 2009, as a result of the growth in average storage in liquid bulk terminals, partially offset by the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2010, Ultracargo’s EBITDA margin reached 38%, higher than the 31% margin reported in 2009.

Main changes in the consolidated income statement for the year ended December 31st, 2009 compared with the year ended December 31st, 2008 (According to accounting policies previously adopted, see “Item 10. Management discussion & analysis – Introduction”)

(R$ million)	Year ending December, 31st	% of net sales and services	Year ending December, 31st	% of net sales and services	Percent change 2009-2008
	2009		2008

Net sales and services	36,115.9	100%	28,268.0	100%	28%
Cost of sales and services	(33,412.0)	93%	(26,152.3)	93%	28%

Gross profit	2,703.9	7%	2,115.7	7%	28%
Selling, general and administrative expenses	(1,808.2)	5%	(1,424.4)	5%	27%
Other operating income (expenses)	19.3	0%	22.1	0%	-13%
Income from sale of assets	20.3	0%	11.2	0%	81%

Operating income	935.4	3%	724.6	3%	29%
Financial results	(278.2)	1%	(168.8)	1%	65%
Income and social contribution taxes	(187.1)	1%	(151.6)	1%	23%
Equity in earnings (losses) of affiliates	0.2	0%	-	0%	n.a.
Employees statutory interest	-	-	(9.5)	0%	-
Net income	466.7	1%	390.3	1%	20%
Net income attributable to:
Shareholders of Ultrapar	470.3	1%	394.8	1%	19%
Non-controlling shareholders of the subsidiaries	(3.6)	0%	(4.5)	0%	-20%

EBITDA	1,354.4	4%	1,079.4	4%	25%
Depreciation and amortization	439.3	1%	375,5	1%	17%

Overview on sales volume

	2009	2008	Percent change 2009-2008

Ultragaz (000 tons)	1,589	1,601	-1%
Ipiranga (000 m3)	17,214	12,075	43%
Oxiteno (000 tons)	634	567	12%
Ultracargo (000 m3)	461	335	37%

In 2009, the Brazilian LPG market decreased by 1.2% from 2008. In the same period, Ultragaz’s sales volume reached 1,589 thousand tons, a 0.7% decrease, with a 0.7% increase in the bottled segment and a 4.0% decrease in the bulk segment. Excluding the effect of a temporary consumption of 15 thousand tons in 2008 by a large client in the bulk segment, the total volume would have remained stable, and sales volume in the bulk segment would have decreased by 1% compared with 2008. The growth in the bottled segment is a result of the resilient demand in this segment, given its essential good nature, and of commercial initiatives implemented by the company, including new markets. At Ipiranga, sales volume grew by 43%, mainly as a consequence of the consolidation of Texaco’s volume from the second quarter of 2009 on and the expansion of the light vehicle fleet, which boosted the combined volume of gasoline, ethanol and NGV. The diesel volume increased by 32% as a result of the aggregation of Texaco’s volume from the second quarter of 2009 onwards, partly offset by a reduction in consumption associated with the economic performance. At Oxiteno, sales volume reached 634 thousand tons in 2009, up 12% over 2008, mainly due to completed expansions in the production capacity, highlighting the 8% growth in the domestic market, primarily on the back of imports replacement. At Ultracargo, effective storage showed an increase of 37%, as result of the consolidation of União Terminais from the forth quarter of 2008 onwards, the expansions of the Aratu terminal and a higher volume of operations at the Suape terminal.

Net sales and services

(R$ million)	2009	2008	Percent change 2009-2008

Ultragaz	3,441.2	3,339.3	3%
Ipiranga	30,498.8	22,676.4	34%
Oxiteno	1,921.1	1,926.1	0%
Ultracargo	337.0	283.4	19%

Ultrapar’s net sales and services amounted to R$ 36,115.9 million in 2009, a 28% increase over 2008, mainly as a consequence of the consolidation of Texaco from the second quarter of 2009 onwards. Ultragaz’s net sales and services amounted to R$ 3,441.2 million, 3% higher than that of 2008, despite the 0.7% decrease in sales volume, due to commercial initiatives and operational efficiency programs implemented. Ipiranga’s net sales and services totaled R$ 30,498.8 million in 2009, a 34% growth over 2008, as a consequence of the 43% increase in sales volume, partly offset by the reduction in the diesel ex-refinery cost in June 2009. Oxiteno reported net sales and services of R$ 1,921.1 million, practically stable compared with 2008, despite the 12% increase in sales volume and the 9% weaker real, as a result of an 18% decrease in average dollar prices, particularly the 46% decrease in international glycol prices. Ultracargo’s net sales and services amounted to R$ 337.0 million, 19% higher than that in 2008, mainly on the back of the consolidation of União Terminais from the forth quarter of 2008 onwards, increased average storage, and contractual tariff adjustments.

Cost of products and services

(R$ million)	2009	2008	Percent change 2009-2008

Ultragaz	2,895.7	2,898.4	0%
Ipiranga	28,828.0	21,492.2	34%
Oxiteno	1,611.2	1,526.8	6%
Ultracargo	197.0	187.4	5%

Ultrapar's cost of products and services amounted to R$ 33,412.0 million in 2009, a 28% increase over 2008, mainly as a consequence of the consolidation of Texaco from the second quarter of 2009 onwards. Ultragaz’s cost of products sold amounted to R$ 2,895.7 million, practically stable compared with 2008 and in line with the variation in sales volume. Ipiranga’s cost of products sold totaled R$ 28,828.0 million, 34% higher than that in 2009, mainly as a consequence of a 43% increase in sales volume, partly offset by the decrease in the diesel ex-refinery cost in June 2009. The cost of products sold at Oxiteno totaled R$ 1,611.2 million, an increase of 6% over 2008, due to the growth in sales volume, a 9% weaker real and a higher depreciation resulting from the expanded operations in the forth quarter of 2008, partly offset by a 17% reduction in the variable cost per ton in dollar. Nevertheless, the reduction in the variable cost per ton in dollar price reported in the 2009 financial statements was significantly lower than the reduction in raw materials international prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs, mainly in the first half of the year. Ultracargo's cost of services provided amounted to R$ 197 million, up 5% from 2008, as a result of the consolidation of União Terminais’ cost of services from the forth quarter of 2008 onwards and an increase in the volume of products handled at the terminals, partly offset by the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment.

Gross profit
Ultrapar’s gross profit amounted to R$ 2,703.9 million in 2009, a 28% increase over 2008, mainly due to the consolidation of Texaco from the second quarter of 2009 onwards. Ultragaz’s gross profit totaled R$ 545.5 million, up 24% from 2008. Ipiranga’s gross profit amounted to R$ 1,670.7 million, 41% higher than that in 2008. Oxiteno’s gross profit totaled R$ 309.9 million, 22% lower than that of 2008. Ultracargo’s gross profit totaled R$ 139.9 million, 46% higher than that in 2008.

Sales, general and administrative expenses

(R$ million)	2009	2008	Percent change 2009-2008

Ultragaz	381.4	348.3	9%
Ipiranga	1,068.2	691.4	54%
Oxiteno	267.6	246.0	9%
Ultracargo	90.0	91.9	-2%

Ultrapar’s sales, general and administrative expenses totaled R$ 1,808.2 million in 2009, a 27% increase over 2008, mainly as a result of the consolidation of Texaco from the second quarter of 2009 onwards. Ultragaz’s sales, general and administrative expenses amounted to R$ 381.4 million, 9% higher than that in 2008, as a consequence of an increase in expenses related to sales campaigns, the effect of inflation on expenses and an increase in variable compensation, partially offset by expense reduction initiatives implemented. Sales, general and administrative expenses at Ipiranga (including employees statutory interest) totaled R$ 1,068.2 million, a 54% increase over 2008, mainly due to the consolidation of Texaco, including R$ 68.8 million non-recurring expenses with (i) the conversion of service stations from the acquired network to the Ipiranga brand (R$ 31.3 million) and (ii) the integration of operations (R$ 37.5 million). Excluding these non-recurring expenses and the depreciation, Ipiranga’s sales, general and administrative expenses amounted to R$ 48/m³ of product sold in the post-acquisition period (from the second quarter of 2009 onwards), lower than the R$ 50/m³ level in 2008, reflecting the implementation of the operational and administrative synergies plan, particularly after the integration of Texaco’s information technology systems with Ipiranga’s and Ultrapar’s completed in August 2009. Oxiteno’s sales, general and administrative expenses amounted to R$ 267.6 million, a 9% increase over 2008, primarily as a result of increased freight expenses resulting from higher sales volume and the effect of a weaker real on international freights. This increase was partly offset by expense reduction initiatives implemented, resulting in a 2% increase of administrative expenses, which is lower than the inflation rate in the period. Ultracargo’s sales, general and administrative expenses amounted to R$ 90 million in 2009, a 2% decrease from 2008, despite the 37% increase in effective storage, on the back of the realization of operational synergies resulting from the integration of União Terminais and of lower expenses in the transportation segment.

Depreciation and amortization
Total depreciation and amortization costs and expenses in 2009 amounted to R$ 439.3 million, a R$ 64 million increase over 2008, due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from the forth quarter of 2008 onwards, and (iii) investments in new and in the conversion of unbranded service stations at Ipiranga.

Operational profit
Ultrapar’s operational profit amounted to R$ 935.4 million in 2009, a 29% increase over 2008, mainly due to the consolidation of Texaco from the second quarter of 2009 onwards.

Financial result
Ultrapar reported net financial expenses of R$ 278.2 million in 2009, R$ 109 million higher than that of 2008. The increase in net financial expense in 2009 reflects an increase of Ultrapar’s net debt, which increased from R$ 1,538.3 million at the end of 2008 to R$ 2,059.6 million at the end of 2009, as a result of acquisitions carried out, particularly the disbursement related to the acquisition of Texaco in March, and investments in organic expansion.

Ultrapar ended the fiscal year 2009 with a gross debt of R$ 4,342.8 million, resulting in a net debt of R$ 2,059.6 million, 34% higher than the Company’s net debt position at the end of 2008, but 20% lower than the net debt on March 31st, 2009, the date of the payment for the acquisition of Texaco.

Net earnings
Consolidated net earnings amounted to R$ 466.7 million in 2009, 20% higher than that reported in 2008, as a consequence of the 25% increase in EBITDA at Ultrapar, partly offset by the increase in net debt and depreciation.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

(R$ million)	2009	2008	Percent change 2009-2008

Ultragaz	281.4	210.7	34%
Ipiranga	777.5	603.2	29%
Oxiteno	144.8	210.0	-31%
Ultracargo	104.8	50.6	107%

Ultrapar’s consolidated EBITDA amounted to R$ 1,354.4 million in 2009, a 25% growth over 2008, mainly as a consequence of the consolidation of Texaco from the second quarter of 2009 onwards and the EBITDA growth at Ipiranga, Ultragaz and Ultracargo. Ultragaz’s EBITDA totaled R$ 281.4 million, up 34% over the previous year, as a result of a recovery in margins, mainly deriving from commercial initiatives and operational efficiency programs implemented. Ipiranga reported EBITDA of R$ 777.5 million in 2009, an increase of 29% over 2008, mainly as a consequence of the consolidation of Texaco from the second quarter of 2009 onwards. Excluding the R$ 68.8 million expenses with the conversion of service stations and integration of operations, Ipiranga’s EBITDA reached R$ 846.3 million in 2009, equivalent to an EBITDA unit margin of R$ 49/m³, already close to the EBITDA unit margin of R$ 50/m³ in 2008. Oxiteno reported EBITDA of R$ 144.8 million, a 31% decrease over 2008, mainly as a consequence of historical costs of goods sold higher than replacement costs until the third quarter of 2009. Oxiteno estimates that the effect of the difference between historical and replacement costs was R$ 78 million in 2009. Ultracargo’s EBITDA amounted to R$ 104.8 million, a 107% growth over 2008, as a consequence of (i) the consolidation of União Terminais from the forth quarter of 2008 onwards and the resulting operational synergies, (ii) the expansions of the Aratu terminal and (iii) an increase in the volume of products handled at the Suape terminal. In 2009, Ultracargo’s EBITDA margin reached 31%, higher than the 18% margin reported in 2008.

10.2.	Comments on:

a.	Company’s operating results, especially:

i.	description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.	factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b.	changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c.	effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results

LPG business
Between 2003 and 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In January 2010, Petrobras increased once more the LPG refinery price for commercial and industrial usage by 6%. The LPG refinery price for residential use remained unchanged since May 2003. In the last few years, Petrobras had as a practice not to immediately reflect in the Brazilian market the volatility of international prices of oil and its derivatives. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, once this segment represents about 30% of the volume sold by Ultragaz. The bottled LPG is an essential good and, therefore, it has a low correlation with economic performance.

Chemical and petrochemical business
The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 65% of its total sales in 2010. By the end of 2008, Oxiteno completed certain capacity expansions that, together with the conclusion of the expansion of 70 thousand tons per year of the ethoxylation unit in Camaçari in 2010, resulted in an increase in exports sales and hence in the portion of its volume sold in outside Brazil. As the Brazilian market grows, Oxiteno aims at increasing the volume sold in the domestic market once the logistics costs are usually lower than logistics cost of sales outside Brazil. Additionally, Oxiteno is currently investing in capacity expansion in the ethylene oxide unit at Camaçari, Bahia, that will add 90 thousand tons/year to the current capacity, which will likely provide higher production flexibility and increase the volume sold.

A large portion of Oxiteno’s products prices are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation could have an impact on Oxiteno’s revenues in the future. Since September 2008, the worsening of the global financial crisis led to a sharp reduction in the flow of capital to Brazil, reversing the real appreciation trend in place since 2003. However, during the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, driving the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Brazilian currency against the U.S. dollar in 2009 - the highest appreciation in the decade, closing the year at a rate of R$ 1.74/US$. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil of US$ 48 billion, contributing to a 12% appreciation of the real against the U.S. dollar, which ended the year at R$ 1.67/US$. From December 31st, 2010 to March 24th, 2011, the Brazilian real appreciated 0.4% against the U.S. dollar. We cannot predict whether the real will keep this trend.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices, which sharply decreased in the international markets in late 2008. However, in 2009, the initiatives adopted by several governments to minimize the effects of the crisis also contributed to the beginning of the economic recovery of certain countries, specially the emerging markets, with a recovery of the demand for commodities and a consequent upward trend in their prices, notably oil, which closed the year quoted at US$ 75 per barrel, an 80% increase compared with its 2008 closing price. In 2010, the slow recovery in the economy of certain countries, particularly developed countries, led to a relative stability in oil prices during the first nine months of 2010. From the forth quarter of 2010 onwards, the higher demand, as a result of more severe winter in the northern hemisphere and the progression in the global economic growth resulted in rising oil prices, which accumulated an 18% growth during the period and ended the year quoted at US$ 92/barrel, up 23% from 2009. From December 31st, 2010 to March 24th, 2011, oil prices increased by 22%. We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno faced tougher competition from certain foreign producers in 2009.

Fuels distribution
In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of light vehicle fleet. In 2009, as part of the Brazilian government plan to mitigate the effects of global financial crisis, some measures were implemented to incentivize the economic activity, such as the federal Excise Tax on Manufactured Products (IPI) tax break on durable goods. Such measures, associated with a gradual recovery of credit availability, resulted in a positive response from certain sectors of economy, notably the automotive industry, which in 2009 reported another sales record with more than 3 million vehicles licensed, leading to an estimated fleet increase of 8% in the year. In 2010, despite the removal of tax breaks to the automotive industry in March 2010, the number of licensed vehicles reached a new record level of 3.3 million vehicles, 11% growth over 2009. In December 2010, aiming at inflation control, the Brazilian government announced measures to limit the availability of credit. From December 31st, 2010 to February 28th, 2011, the number of licensed vehicles increased 18% compared with the same period of the previous year. Additionally, the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2008 data released by ANFAVEA, last available data, the penetration of light vehicles in Brazil is about 14% of total inhabitants, while in Argentina is 21% and in Mexico is 25%. Diesel sales, which in 2010 accounted for approximately 55% of the volume sold by Ipiranga, have historically been correlated with the economic performance. In 2010, the Brazilian diesel market, according to ANP data, presented strong growth of 11%, but with decreasing growth rates over the quarters, similar to the Brazilian GDP trajectory. The increase in fuels consumption could have a positive effect on the future volume sold by the Company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras had as a practice not to immediately reflect in the Brazilian market the volatility of international prices of oil and its derivatives. We cannot guarantee that this trend will continue. From September 2005 to May 2008, gasoline and diesel prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. The Brazilian government simultaneously announced a reduction in CIDE tax over these products, fully offsetting the gasoline price increase and partially offsetting the diesel price increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, and the gasoline and diesel prices in the foreign markets, during the first half of 2009, remained lower than those charged in Brazil. In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively, and the Brazilian government simultaneously announced an increase in CIDE tax over these products. As a result of CIDE’s decreases, the increase in the prices charged to the distributors was partially offset to diesel and fully offset to gasoline. We cannot guarantee that this trend will continue.

Effects of inflation over our operational costs and expenses
Ultrapar’s operational costs and expenses are substantially in reais, thus are influenced by the general price levels in the Brazilian economy. In 2010, 2009 and 2008, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 5.9%, 4.3% and 5.9%, respectively. From December 31st, 2010 to February 28th, 2011, the variation of IPCA was 1.6%.

Financial Result
The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Foreign exchange rate
Most operations of Ultrapar are located in Brazil and, therefore, the reference currency for currency risk management is the real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its subsidiaries to changes in exchange rates. Ultrapar considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in reais, within the exposure limits set by its financial resources, tools and risks management policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into reais as of December 31st, 2010 and December 31st, 2009:

Assets and liabilities in foreign currency

(R$ million)	2010	2009

Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	211.0	231.6
Foreign trade accounts receivable, net of provision for loss	123.6	112.2
Advances to foreign suppliers, net of accounts payable arising from imports	11.3	43.4
Investments in foreign subsidiaries	72.6	59.8

	418.5	447.0

Liabilities in foreign currency
Financing in foreign currency	(710.2)	(796.9)

Currency hedging instruments	122.7	227.9

Net asset (liability) position	(169.0)	(122.0)

Net asset (liability) position – RPR¹	13.6	87.0

Net asset (liability) position – Total	(155.4)	(35.0)

¹ Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of December 31st, 2010 of RPR reflects the amount of R$ 18.2 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 1.6 million of financing in foreign currency and (ii) R$ 3.0 million of suppliers in foreign currency.

Interest Rate
The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the Interbank Certificate of Deposit – “CDI”. Funding primarily results from financing from BNDES and other development agencies, debentures substantially indexed to the TJLP and to CDI, respectively, and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. On December 31st, 2010, Ultrapar and its subsidiaries had financial instruments of interest-rate derivatives linked to domestic loans, swapping fixed interest rate of certain loans to floating rate.

10.3.	Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a.	introduction or disposal of operating segment

There was no relevant introduction or disposal of operating segment in the fiscal year 2010.

b.	establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2010.

c.	unusual events or transactions.

Not applicable.

10.4.	Comments on:

a.	significant changes in accounting practices

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the IFRS in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010, as well as the information of 2009 included in such statements, were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

b.	significant effects of changes in accounting practices

The effects of the adoption of IFRS over the financial statements of 2009 and 2010 are shown in the following charts. Additional information about changes from the adoption of IFRS is available in note 2 of our financial statements, filed with the CVM on February 24th, 2011..

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)

12M09

	Explanatory note1	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		777.5	281.4	144.8	104.8	45.8	1,354.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	3.3	–	–	–	–	3.3
Write-off of investments in progress / deferred asset	2.2.c.	–	–	(0.4)	–	–	(0.4)
Business combination - Texaco acquisition	2.2.d.	(2.9)	–	–	–	–	(2.9)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(11.0)	–	–	–	–	(11.0)
Reclassification of the result of raw-material hedging - from financial income or expenses to cost of goods sold	20	(4.0)	–	30.5	–	(1.7)	24.8
Amortization of intangible assets	2.3.h. / 13	70.0	–	–	–	–	70.0
Others effects, net		(3.0)	(0.2)	(4.2)	(0.3)	–	(7.8)
Total effects		52.4	(0.2)	25.9	(0.3)	(1.7)	76.0
EBITDA after the implementation of the IFRS		829.9	281.2	170.7	104.5	44.1	1,430.4

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
12M09

	Explanatory note1	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		1,354.4	(278.2)	466.7	11,106.2	6,226.0	4,854.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	3.3	(2.4)	(1.2)	6.6	44.6	(38.0)
Measurement of property, plant and equipment	2.2.b.	–	(0.4)	(0.2)	(12.8)	–	(12.8)
Write-off of investments in progress / deferred asset	2.2.c.	(0.4)	–	5.4	(31.2)	–	(31.2)
Business combination – Texaco acquisition	2.2.d.	(2.9)	(0.3)	(24.5)	26.5	76.3	(49.8)
Ipiranga's deferred revenues – franchise fees, loyalty program, etc.	2.2.e. / 17	(11.0)	–	(11.0)	–	17.1	(17.1)
Reclassification of ACE – from accounts receivables reducer to loans and financing	14	–	–	–	72.1	72.1	–
Reclassification of negative hedging result – from a financial assets reducer to loans and financing	14	–	–	–	51.8	51.8	–
Reclassification of the result of raw-material hedging – from financial income or expenses to cost of goods sold	20	24.8	(24.8)	–	–	–	–
Reclassification of escrow deposits – from provision reducer to asset		–	–	–	204.3	204.3	–
Amortization of intangible assets	2.3.h. / 13	70.0	–	–	–	–	–
Others effects, net2		(7.8)	14.7	6.5	2.8	(54.8)	92.7
Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	–	–	(0.9)	56.4	–	56.4
Total effects		76.0	(13.3)	(26.0)	376.5	411.4	0.1
Figures after the implementation of the IFRS		1,430.4	(291.5)	440.7	11,482.6	6,637.4	4,845.3

1	Explanatory notes related to the financial statements of December 31st, 2010
2	Includes subsidiaries' non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
12M10

	Explanatory note1	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices		976.4	307.7	225.4	111.5	49.6	1,670.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	5.8	–	–	–	–	5.8
Write-off of investments in progress / deferred asset	2.2.c.	–	–	(0.1)	–	–	(0.1)
Business combination – DNP acquisition	2.2.d.	(0.2)	–	–	–	–	(0.2)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2.e. / 17	(3.4)	–	–	–	–	(3.4)
Reclassification of the result of raw-material hedging - from financial income or expenses to cost of goods sold	20	(8.4)	–	15.7	–	(6.8)	0.5
Amortization of intangible assets	2.3.h. / 13	106.5	–	–	–	–	106.5
Others effects, net		(3.4)	(0.2)	0.3	(0.0)	–	(3.4)
Total effects		97.0	(0.2)	15.8	(0.0)	(6.8)	105.8
EBITDA after the implementation of the IFRS		1,073.4	307.4	241.2	111.5	42.8	1,776.3

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
12M10

	Explanatory note1	EBITDA	Financial results	Net earnings	Asset	Liabilities	Shareholder's equity
Figures according to the previous accounting practices		1,670.6	(272.8)	800.7	12,602.5	7,368.0	5,212.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2.a. / 16	5.8	(3.7)	1.8	7.5	43.7	(36.2)
Measurement of property, plant and equipment	2.2.b.	–	1.8	3.9	(8.9)	–	(8.9)
Write-off of investments in progress / deferred asset	2.2.c.	(0.1)	–	10.2	(21.0)	–	(21.0)
Business combination – Texaco / DNP acquisition	2.2.d.	(0.2)	–	(30.1)	(3.1)	76.8	(79.9)
Ipiranga's deferred revenues – franchise fees, loyalty program, etc.	2.2.e. / 17	(3.4)	–	(3.4)	–	20.5	(20.5)
Reclassification of ACE – from accounts receivables reducer to loans and financing	14	–	–	–	64.1	64.1	–
Reclassification of negative hedging result – from a financial assets reducer to loans and financing	14	–	–	–	54.4	54.4	–
Reclassification of the result of raw-material hedging – from financial income or expenses to cost of goods sold	20	0.5	(0.5)	–	–	–	–
Reclassification of escrow deposits – from provision reducer to asset		–	–	–	252.0	252.0	–
Amortization of intangible assets	2.3.h. / 13	106.5	–	–	–	–	–
Others effects, net2		(3.4)	11.0	2.5	6.5	(65.2)	93.9
Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2.h.	–	–	(20.6)	35.8	–	35.8
Total effects		105.8	8.7	(35.6)	387.4	446.3	(36.7)
Figures after the implementation of the IFRS		1,776.3	(264.1)	765.2	12,989.8	7,814.3	5,175.6

1	Explanatory notes related to the financial statements of December 31st, 2010
2	Includes subsidiaries' non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

c.	exceptions and emphasis present in the auditor’s opinion

None.

10.5.	Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include estimates related mainly to, among others, (i) determining the fair value of financial instruments (notes 4 and 20 of our financial statements), (ii) the determination of provisions for income taxes (note 9), (iii) the useful life of property, plants and equipments (note 12), (iv) recovery value of long-lived assets (note 13), (v) provisions for tax, civil and labor liabilities (note 21) and (vi) estimates for the preparation of actuarial reports (note 22). The actual result of the transactions and information may differ from estimates. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•
Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following five of our accounting policies as critical:

Allowance for doubtful accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance registered, which could have a significant impact on our selling expenses.

Deferred income tax and social contribution
We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and mainly the effects from the transition tax regime. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results.

Contingent liabilities.

We are currently involved in certain legal and administrative proceedings that arise from our ordinary course of business. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the Company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments relating to the contingencies or by changes in their approach, such as a change in the strategy of dealing with these matters.

Fair value of financial instruments
Our financial instruments are classified as follows:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed payments or determinable payments not quoted in active markets, except for: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedges for purposes of measuring their fair value. In the case of derivatives designed to cash flow hedge of the variation in interest rates, the difference between the fair value of the financial instrument and its value plus interest earned is recognized as a valuation adjustment in shareholders’ equity, not affecting the income statement. In the case of foreign exchange derivatives designated by subsidiary RPR for protection of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of derivative and updated cost is recognized directly in the income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBovespa. We believe BM&FBovespa to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in notes 4, 14 and 20 of Ultrapar’s financial statements for the fiscal year ending December 31st, 2010, filed with the CVM on February 24th, 2011.

Pension and other post-retirement benefits
Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and

11% of his or her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their names at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in their names in a period between 5 and 25 years. As such, neither Ultrapar nor its subsidiaries assume responsibility for guaranteeing amounts or periods of benefits for the participants that retire.

Ultrapar and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors
• Discount rate for the actuarial obligation at present value - 10.29% per annum
• Average projected salary growth rate - 6.32% per annum
• Inflation rate (long term) - 4.24% per annum
• Growth rate of medical services - 8.41% per annum

Demographic factors
• Mortality Table - AT 2000 Basic decreased by 10% (*)
• Disabled Mortality Table - RRB 1983
• Disability Table - RRB 1944 modified

(*) CSO-80 mortality table was used for the life insurance benefit.

10.6.	Discussion on internal controls adopted to ensure the formulation of accurate financial statements

a.	Level of efficiency of such controls, indicating any potential misstatements and measures to correct them

Ultrapar is a company listed on the New York Stock Exchange (NYSE) with Level III ADRs, and maintains its internal controls standards in compliance with the requirements of the Sarbanes-Oxley Act.

Ultrapar’s management annually evaluates the internal controls over financial reporting under the supervision of our Chief Executive Officer or CEO and Chief Financial Officer, or CFO. Management evaluates the effectiveness of our internal controls over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on those criteria, our management believes that our internal controls over financial reporting are adequate and effective, providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

b.	Deficiencies and recommendations on internal controls in the independent auditor’s report

None.

10.7.	Public offerings for distribution of securities

Not applicable.

10.8.	Issuer’s off-balance sheet items

a.	Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet

i.	Operating leases, assets and liabilities

Ipiranga and Serma have operating lease contracts for the use of computer equipment. These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, total approximately:

Maturity	2010
(R$ thousand)
Up to 1 year	752
More than 1 year	400
Total	1,152

The total payments of operating lease recognized as expense for the period was R$ 686 thousand.

ii.	receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities
Not applicable.

iii.	future purchase and sale of products or services contracts
See “Item 10.8.b. Other off-balance sheet arrangements”.

iv.	unfinished construction contracts
Not applicable.

v.	other future financing agreements
Not applicable.

b.	Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31st, 2010:

Contractual Obligations (off-balance sheet) (R$ million)	Total	Payment due by period
		up to 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years
Estimated planned funding of pension and other post-retirement benefit obligations (1)	348.0	13.3	28.3	30.7	275.8
Purchase obligations – raw material (2)	3,184.2	270.5	556.9	567.6	1,789.3
Purchase obligations – utilities (3)	69.0	17.7	32.0	19.3	0.0
Operating leases (4)	82.2	6.7	13.4	13.4	48.7
Royalties (5)	2.6	0.6	1.2	0.9	0.0
	3,686.0	308.7	631.7	631.8	2,113.8

(1)	The estimated payment amount was calculated based on a 4% inflation assumption.
(2)
Oxiteno Nordeste has a supply contract with Braskem, which establishes a minimum quarterly consumption level of ethylene and establishing conditions for the supply of ethylene until 2021. Under the terms of this agreement, Oxiteno is currently required to purchase at least 190 thousand tons this year and from 2012 will have to purchase at least 220 thousand tons. After the conclusion of the ethylene oxide production capacity expansion at Oxiteno’s Camaçari plant in 2011, Braskem will be required to supply Oxiteno with at least 235,000 tons of ethylene per year until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem. On August 1st, 2008, Oxiteno S.A. signed an Ethylene Supply Agreement with Quattor, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)
Tequimar contracts with Companhia de Docas do Estado da Bahia and with Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products of 1,000,000 tons per year in Aratu, effective through 2022 and 250,000 tons per year in Suape, effective through 2027. With the acquisition of the assets of Puma, Tequimar assumed another contract with the Complexo Industrial Portuário Governador Eraldo Gueiros, which establishes an additional minimum cargo movement of products of 400,000 tons per year in Suape, until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31st, 2010, these rates were R$ 5.79 for Aratu and R$ 1.38 for Suape. The Company has been in compliance with the minimum movement of products since the inception of the contracts

(5)	Corresponds to a franchise contract with am/pm under which Ipiranga is required to pay minimum royalty fees until 2015.

Additionally, our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. As of December 31st, 2010, Ultrapar and its subsidiaries did not record any losses related to these guarantees.

Vendor
2010
Term	Less than 211 days
Maximum amount of future payments related to these guarantees	R$ 7.8 million

10.9.	Off-balance sheet items

a.	how such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

See “Item 10.8.b. Other off-balance sheet arrangements”.

b.	nature and purpose of the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

c.	nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

10.10.	Discussion on the main elements of the issuer’s business plan

a.	investments:

i.	Quantitative and qualitative description of the investments in progress and the estimated investments

The more dynamic economic environment in 2010 reflected in attractive opportunities for all Ultrapar’s businesses. The organic investments were made focusing on the growth through scale, technological differentiation, modernization of existing facilities and productivity gains. The year 2010 was also marked by the capture of synergies from the acquisition of Texaco and by the initial benefits derived from the expansions at Oxiteno.

Ultrapar’s investments decision follows a strict policy under which all the investments are evaluated with the use of managerial tools, notably the EVA® (Economic Value Added), metric also used to set the variable compensation of executives. Besides the deep analysis and criteria in the conception, the careful implementation by Ultrapar of the approved investments is key to ensure value creation. Ultrapar’s investments in 2010, net of disposals, totaled R$ 815 million, of which R$ 848 million were related to organic investments and R$ 33 million were related to the sale of the road transportation, solid bulk storage and in-house logistics businesses, partially offset by the initial disbursement for the acquisition of DNP. Regarding organic investments, Ipiranga invested R$ 383 million in 2010, mainly in the conversion of unbranded service stations, new service stations, and renewal and improvement of the distribution network, in order to strengthen its strategic positioning and to increase its operating scale. Of the total amounted invested, R$ 376 million were related to additions to property, plant and equipment and intangible assets, and R$ 7 million were related to financing to clients, net of repayments. Oxiteno invested in 2010 R$ 227 million, mainly in the expansion of the ethylene oxide unit in Camaçari, which will be completed in 2011, and in the conclusion of the expansion of the ethoxylation production capacity at the Camaçari plant, which started operating in late 2010, increasing Oxiteno’s ethoxylates capacity by 70 thousand tons per year. Ultracargo invested R$ 62 million in 2010, mainly to expand the Suape terminal, which will add 30 thousand cubic meters to Ultracargo’s capacity and is expected to start up in 2Q11, and the modernization of its terminals. At Ultragaz, R$ 157 million were invested in 2010, mainly in new clients in the bulk segment, which is linked to the economic performance, and in the renewal of LPG bottles. In July 2010, Ultracargo completed the sale of its road transportation, solid bulk storage and in-house logistics businesses, with a net receipt of R$ 80 million, concentrating on its liquid bulk storage business. Ipiranga completed in November 2010 the acquisition of DNP, the fourth largest fuel distributor in the North region of Brazil, thus reinforcing its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast regions. An amount of R$ 47 million was paid in November 2010 in connection with the acquisition of DNP. The remaining portion will be paid after the completion of the calculation of the working capital and indebtedness existing on the closing date, completion expected to occur in first quarter of 2011.

Ultrapar’s 2011 investment plan, excluding acquisitions, amounts to R$ 1,044 million and aims at growth through increased scale, technological differentiation and productivity gains, as well as modernizing existing operations. The increase in investments over 2010 reflects the opportunities arising from the continued dynamism of the Brazilian economy and the implementation of strategic initiatives specific to each business unit. At Ipiranga, investments will be directed to the expansion and renewal of its service stations, franchise network and  facilities, focusing the expansion in the North, Northeast and Midwest regions of Brazil. Out of Ipiranga’s total investment budget, R$ 520 million refer to additions to property, plant and equipment and intangible assets and R$ 29 million refer to financing to clients, net of repayments. At Oxiteno, the significant reduction in investments reflects the conclusion of an expansion cycle, with R$ 87 million directed to expansion projects, mainly the conclusion of the ethylene oxide plant in Camaçari, adding 90 thousand tons/year to the current capacity. Ultracargo’s investments will be directed to expansions in Santos, Suape and Aratu terminals, adding 98 thousand m³ to Ultracargo’s storage capacity, an addition equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012. At Ultragaz, investments will be mainly dedicated to the expansion of UltraSystem (small bulk), as a result of the higher level of economic activity and the prospects for capturing new clients, to the expansion and modernization of bottling facilities and to the replacement of LPG bottles and tanks.

ii.	Sources of financing investments
For further details on the sources of financing investments see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.	Relevant disposals in process and forecasted disposals
None.

b.	Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

At Oxiteno, investment plan for 2011 includes R$ 87 million for expansion projects, mainly to the conclusion of the ethylene oxide unit at Camaçari, which will add 90 thousand tons/year.

In October 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of DNP. DNP distributes fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations and has 4% market share in the Northern region of Brazil, being the fourth largest fuel distributor in this area. The addition of DNP increased the volume of Ipiranga by 40% in the region and resulted in a regional market share of 14%, consolidating Ipiranga as the second largest fuel distributor in the region and allowing a better positioning to capture the fast-paced growth in the region and additional benefits on the back of the larger operating scale.

c.	New products and services:

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31st, 2010, 102 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2010 were R$ 18.8 million. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants being members. With experience in the surfactant industry or in the academic environment, having worked in the US, Europe and Latin America, these specialists follow the tendencies and opportunities in the sector. The council, currently composed of five specialists, meets once a year in September in São Paulo, when deeply analyses Oxiteno’s research and development project portfolio, as well as the management methodology applied. Valuable recommendations allow Oxiteno to improve its research and development activities’ efficiency, as well as broadening the reach of it alliances with foreign institutions. In December 2005, Oxiteno signed a contract with PMD – Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, for the license of technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

Oxiteno’s investments in research and development have resulted in the introduction of 41 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have being contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. In another pioneering initiative in the fuels market, Ipiranga developed in 2009 the Km de Vantagens, a program to encourage the loyalty of clients and resellers through rewards and other benefits. After a little more than one year from its launching, the program reached more than 5.5 clients by the end of 2010. Among the initiatives in 2010, the opening of bakeries at am/pm stores proved to be a significant sales booster, reaching 30% of the revenues in some stores. Private label products, which started to be sold at am/pm stores in 2010, provide resellers with the benefit of an additional source of income, and also strengthen the am/pm brand. Another recent very successful initiative was the launching of Jet Oil Motos, first specialized lubricant oil changing and service network to serve an increasing motorcycle fleet that nearly doubled in five years.

10.11.	Discussion on other relevant factors which affected the operational performance

No additional factors which may significantly affect Ultrapar’s operational performance, were identified.

ANNEX III – DESTINATION OF NET EARNINGS OF THE FISCAL YEAR
(pursuant to Annex 9-1-II of the CVM Instruction nº 481/2009)

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais, except when otherwise mentioned)	Year ended 12/31/2010

1. Inform net earnings for the fiscal year	758,823

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	428,764
Amount per common and preferred shares (R$) - Interim dividends¹	0.33
Amount per common and preferred shares (R$) - Complementary dividends¹	0.47

3. Inform the percentage of distribution of net earnings for the fiscal year	57%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	-

5. Inform, deducting prepaid dividends and interest on equity declared:	-

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common shares	92,916
Gross amount - Dividends preferred shares	159,034

b. Form and term of dividend and interest on equity payments	-
Form of payment	Direct deposit

Payment term
Dividends are required to be paid within 60 days following the date the dividend was declared. On average, dividends are paid 15 business days following the date it was approved by a Board of Directors Meeting.

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	Notice to shareholders 02/23/2011

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	176,815

b. Inform the date of the respective payments	8/27/2010

7. To provide a comparative table indicating the following per share value of each type and class:

a. Net profit for the fiscal year and for the three (3) previous years²
Amount per common and preferred shares (R$) - 12/31/2010¹	1.42
Amount per common and preferred shares (R$) - 12/31/2009¹	0.81
Amount per common and preferred shares (R$) - 12/31/2008¹	0.73
Amount per common and preferred shares (R$) - 12/31/2007¹	0.34

b. Dividends and interest on equity distributed in the three (3) previous years

12/31/2010	428,764
Amount per common and preferred shares (R$) - Interim dividends¹	0.33
Amount per common and preferred shares (R$) - Proposed dividends¹	0.47

12/31/2009	278,562
Amount per common and preferred shares (R$) - Interim dividends¹	0.22
Amount per common and preferred shares (R$) - Proposed dividends¹	0.30

12/31/2008	237,769
Amount per common and preferred shares (R$) - Interim dividends¹	0.22
Amount per common and preferred shares (R$) - Proposed dividends¹	0.22

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais, except when otherwise mentioned)	Year ended 12/31/2010

8. If there is destination of earnings to the legal reserve	-

a. Identify the amount allocated to legal reserve	37,942

b. Detail the method for the calculation of the legal reserve	Art. 193 - Law N° 6,404 - Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends	-

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaw	Bylaw - Art. 35 - item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform to amount eventually retained	-

11. In the event of retained mandatory dividend due to the Corporation’s financial condition	-

a. Inform the retained amount	-

b. Describe, in details, the Company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flows	-

c. Justify the retaining of dividends	-

12. In the event of destination of the net earnings to the contingency reserve	-

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of the net earnings to the unrealized profit reserve	-

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings

(in thousands of reais, except when otherwise mentioned)	Year ended 12/31/2010

14. In the event of destination of the net earnings to statutory reserves	-

a. Describe the statutory clauses which establish the reserve	-

b. Identify the amount allocated to the reserve	-

c. Describe how the amount was calculated	-

15. In the event of retention of profits under the capital budget	-

a. Identify the amount retained³	292,536

b. Provide a copy of the capital budget	Attached

16. In the event of destination of the net earnings to the tax incentive reserve	-

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

¹Consider the stock split at a ratio of 1 (one) into 4 (four) shares of the same class and type approved in the Special Shareholders’ Meeting held on February 10th, 2011.
²Number of shares used as the basis for the earnings per share calculation does not include treasury shares. As permitted by CVM, for the years 2007 and 2008 figures are presented without any changes introduced by the adoption of the international accounting standards (International Financial Reporting Standards - IFRS)

³Retained earnings reserve made in accordance with article 196 of the Corporate Law, includes both the portion of the year ended net income as the realization of revaluation reserve amounting R$ 419 thousand

ANNEX

ULTRAPAR PARTICIPAÇÕES S.A.
CAPITAL BUDGET

CAPITAL BUDGET FOR 2011
(amounts in thousands of R$)

1.Sources of funds	1,391,140

- Own resources (profits retained in previous fiscal years)	1,040,530
- Own resources (retention for the fiscal year 2010)	292,536
- Increase in net debt	58,074

2.Uses of funds	1,391,140

- Investments in expansion, productivity (including working capital)	911,163
- Funds for acquisitions in 2011	479,977

ANNEX IV -  ITEMS 12.6 TO 12.10 OF THE REFERENCE FORM

12.	Annual General Meeting and Management

12.6.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the controlling shareholders

Board of Directors
Name	Age	Profession	CPF	Elective position held	Expected election and investiture date	Term of office	Other positions held in the issuer

Paulo Guilherme Aguiar Cunha	71	Engineer	008.255.498-68	Chairman	4/27/11	Until 2012 AGM	-
Lucio de Castro Andrade Filho	66	Engineer	061.094.708-72	Vice-Chairman	4/27/11	Until 2012 AGM	-
Ana Maria Levy Villela Igel	68	Translator and interpreter	513.400.208-82	Member of the Board of Directors (Effective)	4/27/11	Until 2012 AGM	-
Nildemar Secches	62	Engineer	589.461.528-34	Member of the Board of Directors (Effective)	4/27/11	Until 2012 AGM	-
Paulo Vieira Belotti	78	Engineer	001.388.357-72	Member of the Board of Directors (Effective)	4/27/11	Until 2012 AGM	-
Olavo Egydio Monteiro de Carvalho	69	Engineer	007.260.107-82	Member of the Board of Directors (Effective)	4/27/11	Until 2012 AGM	-
Thilo Mannhardt	56	Engineer	050.114.298-30	Member of the Board of Directors (Effective)	4/27/11	Until 2012 AGM	-

Fiscal Council
Name	Age	Profession	CPF	Elective position held	Expected election and investiture date	Term of office	Other positions held in the issuer

Flavio César Maia Luz	59	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	4/27/11	Until 2012 AGM	-
Mario Probst	57	Business administrator and accountant	029.415.318-74	Member of Fiscal Council (Effective)	4/27/11	Until 2012 AGM	-
Raul Murgel Braga	86	Lawyer	004.612.707-06	Member of Fiscal Council (Effective)	4/27/11	Until 2012 AGM	-
Márcio Augustus Ribeiro	56	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	4/27/11	Until 2012 AGM	-
Katuyoshi Utiyama	69	Engineer	065.361.828-04	Member of Fiscal Council (Alternate)	4/27/11	Until 2012 AGM	-
Pedro Ozires Predeus	66	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	4/27/11	Until 2012 AGM	-

12.7.
Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not established by the Bylaws

Not applicable.

12.8.	Information about the management and members of the Fiscal Council, providing:

a.	Résumé

i.	Main professional experience over the last 5 years:

Board of Directors

Paulo Guilherme Aguiar Cunha

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chief Executive Officer (1981-2006) • Chairman of the Board of Directors (1998-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Chairman of the Board of Directors (1999-current)	Controlling shareholder of Ultrapar
ABIQUIM – Associação Brasileira da Indústria Química	• Vice-President (1983-2006)	Chemical industry association
FIESP – Federação das Indústrias do Estado de São Paulo	• Member of the Superior Council of Economy (1986-current) • Member of the Consultative Council of Industry (1999-current) • Member of the Strategic Superior Council (2008-current)	Entity that represents the industries of the state of São Paulo
Monteiro Aranha S.A.	• Member of the Board of Directors (1997-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Insper – IBMEC São Paulo	• Board member of the Consultative Council (1999-current)	Education
IPT– Instituto de Pesquisas Tecnológicas	• Member of the Advisory Council (2000-2006) • Member of the Advisory Council (2007-current)	Technological research institute
PUC – RJ	• Member of the Development Board (2004-current)	Education
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Founder and member of the Board of Directors (1990-current)	Private institute for studies on the industry and national development

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Vice-President (1982-2006) • Vice-chairman of the Board of Directors (1998-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Officer (1982-current) • Member of the Board of Directors (1982-current)	Controlling shareholder of Ultrapar
Ultragaz Participações Ltda.	• Director (1994-2007)	Holding (part of the Company’s economic group) incorporated in 2008 by CBPI and later by IPP
Ultracargo – Operações Logísticas e Participações Ltda	• Director (1997-2007)	Holding (part of the Company’s economic group)
Oxiteno Nordeste S.A – Indústria e Comércio	• Member of the Board of Directors (1997-2007)	Chemical industry (part of the Company’s economic group)

Terminal Químico de Aratu S.A. – Tequimar	• Member of the Board of Directors (1988-2007, elected Chairman in 2006)	Storage for liquid bulk (part of the Company’s economic group)
Associação Arte Despertar	• Board member of the Consultative Council (2005-2009)	Education
Green Capital	• Board member of the Consultative Council (2009-current)	Management of private equity funds

Ana Maria Levy Villela Igel

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1999-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Ultra S.A. Participações	• Member of the Board of Directors (1988-current)	Controlling shareholder of Ultrapar
Associação Bi Cultural Alumni	• Counselor and Vice-President (1991-2007)	Education
Ação Comunitária do Brasil	• President (2006-2009)	Education and Culture

Nildemar Secches

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Brasil Foods S.A.	• Chief Executive Officer (1995-2008) • Chairman of the Board of Directors (2007-current)	Company with operations in the food segment
Weg S.A.	• Member of the Board of Directors (1997-current, and Chairman of the Board of Directors from October 2004 to April 2008)	Manufacturing and trading of engines, electrical equipment and coatings
Suzano Papel e Celulose	• Member of the Board of Directors (2008-current)	Pulp and paper industry
Grupo Iochpe-Maxion	• Member of the Board of Directors (2004-current)	Industrial holding

Paulo Vieira Belotti

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1998-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Associação Comercial do Rio de Janeiro	• President (2005-2009)	Trade association
Conselho Empresarial Rio 2016	• President of the Board (2007-current)	Leadership among businesspeople to raise funds and support the election of Rio de Janeiro as the host city of 2016 Olympic games
Monteiro Aranha S.A.	• Chairman of the Board of Directors (1996-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Geociclo Biotecnologia S.A.	• Chairman of the Board of Directors (current)	Environmental solutions for the treatment of organic and minerals wastes, producing organic fertilizers
Conselho Municipal de Desenvolvimento – COMUDES	• Member of the Board (2009-current)
Institution focused on the discussion and the improvement of projects that aim at the economic and social development of the city of Rio de Janeiro and on the monitoring of the implementation of these projects

Klabin S.A.	• Member of the Board of Directors (1979-current)	Production, export and recycling of paper
Agência Rio-Negócios	• Member of the Management Board (2010-current)	Investment and promotion agency created to promote the economic and commercial potential of the city, consolidating Rio de Janeiro as a major world business center

Thilo Mannhardt

Company	Position	Main activity of the company
McKinsey & Comp., Inc.	• Senior partner / Director (1985-current)	Consulting
Technoserve Ltd.	• Member of the Board of Directors (2008-atual)	Fostering institution focused on developing countries

Fiscal Council

Effective (non-alternate) members

Flavio César Maia Luz

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• President of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Doing Business Consultoria Empresarial Ltda.	• Partner-Officer (2010-current)	Business and corporate finance
Cofra Latin America – Grupo C&A	• Corporate and Financial Vice-president (2001-2010)	Apparel segment / retail
Banco Ibi S.A.	• Chief Executive Officer (2009)	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Redevco do Brasil	• Chief Executive Officer (2006-2007)	Real estate company with businesses in the allotment, residential buildings, commercial complexes and malls segments

Mario Probst

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Odontoprev S.A.	• Member of the Fiscal Council (current)	Publicly traded company that provides dental plans
Gafisa S.A.	• Secretary of the Audit Committee	Publicly traded company involved in the real estate sector
Banco Ibi S.A.	• Alternate member of the Fiscal Council	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Companhia Brasileira de Distribuição	• Member of the Fiscal Council (current)	Publicly traded company in the retail sector
KPMG Auditores Independentes	• Partner, currently retired	Auditing

Raul Murgel Braga

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Globex Utilidades S.A.	• President of the Fiscal Council (until 2005)	Publicly traded company with retail activities
–	• Lawyer	–

Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Frigorífico Prieto Ltda	• Administration and finance director (2008-2010)	Food segment
Sobral Invicta S.A.	• Administration and finance director (2002-2008)	House wares

Katuyoshi Utiyama

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
–	• Management consultant	–

Pedro Ozires Predeus

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in fuel distribution, chemicals and storage for liquid bulk
Grupo Iochpe-Maxion	• Member of the Audit Committee	Industrial holding
PriceWaterhouseCoopers	• Retired partner	Audit
Aços Villares from Grupo Gerdau	• Member of the Fiscal Council	Publicly traded company that operates in steel sector
Total Alimentos	• Member of the Fiscal Council	Food segment
Religious and social assistance organization	• Member of Deliberative and Fiscal Council	–

ii.	Management positions, currently of formerly held, in publicly traded companies

Board of Directors

Paulo Guilherme Aguiar Cunha

-	Ultrapar Participações S.A. - Chief Executive Officer, President of the Board of Directors
-	Monteiro Aranha S.A. - Member of the Board of Directors
-	Melamina Ultra S.A. - Director
-	Oxiteno S.A. Indústria e Comércio - Director, Managing Director, Chief Executive Officer
-	Oxiteno Nordeste S.A. Indústria e Comércio - Managing Director, Chief Executive Officer
-	BNDES Participações S.A. (BNDESPAR) - Member of the Board of Directors
-	COPENE – Petroquímica do Nordeste S.A. - Member of the Board of Directors
-	CSN – Cia Siderúrgica Nacional - Member of the Board of Directors

Lucio de Castro Andrade Filho

-	Ultrapar Participações S.A. - Vice-President, Vice-chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Ultraquímica Participações S.A. Vice-chairman of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors, Chairman of the Board of Directors

Ana Maria Levy Villela Igel

-	Ultrapar Participações S.A. - Member of the Board of Directors

Nildemar Secches

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Brasil Foods S.A. - Chief Executive Officer, Chairman of the Board of Directors
-	Weg S.A. - Member of the Board of Directors
-	Suzano Papel e Celulose S.A. - Member of the Board of Directors
-	Grupo Iochpe-Maxion - Corporate Director and Member of the Board of Directors

Paulo Vieira Belotti

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Petrobras Distribuidora S.A. - President
-	Petroquisa - Petrobras Química S.A. - President
-	Petróleo Brasileiro S.A. (Petrobras) - Director
-	Nordon Indústrias Metalúrgicas S.A. - Member of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Olavo Egydio Monteiro de Carvalho

-	Ultrapar Participações S.A.- Member of the Board of Directors
-	Klabin S.A. - Member of the Board of Directors
-	Monteiro Aranha S.A - Chairman of the Board of Directors
-	Ericsson Telecomunicações S.A - Chairman of the Board of Directors
-	Matel Tecnologia de Teleinformática S.A. (MATEC) - Chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Thilo Mannhardt

Mr. Thilo Mannhardt did not hold neither holds currently positions in publicly traded companies.

Fiscal Council

Effective members

Flavio César Maia Luz

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Eletropaulo S.A. - Executive Officer, Vice-president of the Board of Directors
-	Light Serviços de Eletricidade S.A. - Member of the Board of Directors
-	Duratex S.A. - Vice-President

Mario Probst

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Gafisa S.A. - Secretary of the Audit Committee
-	Odontoprev S.A. - Member of the Fiscal Council
-	Companhia Brasileira de Distribuição - Member of the Fiscal Council

Raul Murgel Braga

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Globex Utilidades S.A. - President of the Fiscal Council
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors and Member of the Fiscal Council

Alternate members

Márcio Augustus Ribeiro

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Sobral Invicta S.A. - Administration and finance director

Katuyoshi Utiyama

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council , executive positions

Pedro Ozires Predeus

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Grupo Iochpe-Maxion - Member of the Audit Committee
-	Aços Villares from Grupo Gerdau - Member of the Fiscal Council

b.	Events which have occurred over the last 5 years, related to:

i.	any criminal sentence
ii.	any judgment in administrative proceeding by CVM and the penalties applied
iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Management and members of Fiscal Council informed the Company that there were no criminal sentences, in any administrative proceeding by CVM or any other legal or administrative judgment that has suspended their ability or unqualified them to perform any professional or business activity.

12.9.	Marital relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors

None.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Family relationships between the Company’s or its subsidiaries’ officers and directors, whether direct or indirect, and the Company’s direct or indirect controlling shareholders are shown below:

Paulo Guilherme Aguiar Cunha

Name	Family relationship	Company's name

Ana Paula de Queiroz Cunha	Daughter	Ultra S.A. Participações shareholder
Pedro Augusto de Queiroz Cunha	Son	Ultra S.A. Participações shareholder
Guilherme de Queiroz Cunha	Son	Ultra S.A. Participações shareholder
Eduardo Queiroz Cunha	Son	Ultra S.A. Participações shareholder

Lucio de Castro Andrade Filho

Name	Family relationship	Company's name

Ana Maria Levy Villela Igel	Stepmother-in-law	Ultra S.A. Participações shareholder and manager
Joyce Igel de Castro Andrade	Wife	Ultra S.A. Participações shareholder and manager
Roberto de Castro Andrade	Son	Ultra S.A. Participações shareholder
Bettina de Castro Andrade Gasparian	Daughter	Ultra S.A. Participações shareholder
Rogério Igel	Brother-in-law	Ultra S.A. Participações shareholder and manager
Márcia Igel Joppert	Sister-in-law	Ultra S.A. Participações shareholder and manager
Fabio Igel	Brother-in-law	Ultra S.A. Participações shareholder and manager

Ana Maria Levy Villela Igel

Name	Family relationship	Company's name

Lucio de Castro Andrade Filho	Son-in-law	Ultra S.A. Participações shareholder and manager

Fabio Igel	Son	Ultra S.A. Participações shareholder and manager
Márcia Igel Joppert	Stepdaughter	Ultra S.A. Participações shareholder and manager
Rogério Igel	Stepson	Ultra S.A. Participações shareholder and manager
Joyce Igel de Castro Andrade	Stepdaughter	Ultra S.A. Participações shareholder and manager

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

Family relationships between the Company’s officers and directors and the Company’s controlling shareholders, whether direct or indirect are the same presented in item 12.9.c above, for Mr. Lucio de Castro Andrade Filho and Mrs. Ana Maria Levy Villela Igel.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries

The member of the Board of Directors Paulo Vieira Belotti provided consulting services to the subsidiaries Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comércio in the last 3 fiscal years.

b.	any of the Company’s direct or indirect controlling shareholders

The members of the Board of Directors Paulo Guilherme Aguiar Cunha, Lucio de Castro Andrade Filho and Ana Maria Levy Villela Igel are shareholders and members of the Board of Directors of Ultra S.A. Participações, Ultrapar’s controlling shareholder.

Mr. Paulo Guilherme Aguiar Cunha and Mr. Lucio de Castro Andrade Filho are officers of Ultra S.A.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

None.

ANNEX V – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

Management and Fiscal Council Compensation Proposal

A – Management compensation proposal

The proposal for the global maximum annual limit of the Management compensation  for the period of their term mandates, excluding the share compensation plan and post-retirement benefits, is R$ 3,500,000.00 (three million five hundred thousand Reais) for the members of the Board of Directors and R$ 47,821,000.00 (forty seven million eight hundred and twenty one thousand Reais) for the Company’s Statutory Officers, amounting to R$ 51,321,000.00 (fifty one million three hundred and twenty one thousand Reais).

B – Compensation proposal for the members of the Fiscal Council

The proposal for the global compensation of the members of the Fiscal Council for the period of their term mandates is R$ 55,370.00 (fifty five thousand, three hundred and seventy Reais) monthly, excluding charges, with a monthly payment of R$ 11,560.00 (eleven thousand five hundred and sixty Reais) to the chairman and the secretary and R$ 10,750.00 (ten thousand seven hundred and fifty Reais) for the other effective (non-alternate) members.

For further information on management compensation, including compensation policy or practice for the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, see Annex VI or item 13 - Management compensation .

ANNEX VI -  ITEM 13 OF THE REFERENCE FORM

13.	Management compensation

13.1.	Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a.	Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•
Fixed compensation: a monthly amount approved by shareholders in the annual meeting, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to compensate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•	Variable compensation: not practiced.

Fiscal Council

•
Fixed compensation: a monthly amount approved by shareholders in the annual general meeting, composed exclusively by compensation and contribution to the social security, in order to compensate the responsibility and complexity inherent to the position. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average salary of the Statutory Officers. The President and the Secretary earn a higher amount than other members as a result of the positions held.

•	Variable compensation: not practiced.

Officers

•
Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of compensating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional. The fixed compensation of Officers includes salaries, contribution to the social security, vacation bonus, thirteenth salary, health care plan (medical and odontological), group life insurance and physical check up, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•
Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•
Long-term variable compensation: the purpose of this portion is to align long term interests of executives and shareholders and to retain executives. Ultrapar’s Statutory Officers may receive an additional variable compensation based on the performance of the Company’s shares between 2006 and 2011.

•
Share ownership compensation plan: the purpose of the stock ownership plan is to align long term interests of executives and shareholders and to retain executives. Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of preferred shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan is a function of the executive’s performance, the expectations of future contribution and long term retention aiming at materializing projects and future results.

•
Post-retirement benefit: aiming at encouraging long term savings, since 2001 Ultrapar has offered a defined benefit plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution to the Severance Pay Fund, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this policy.

ii.	Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2010, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	18%	68%	9%	0%	5%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and variable portions aims at reaching the third quartile of the market in the event of the achievement of 100% of the targets established for variable compensation.

•
Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•
Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, together resulting in a salary multiple. Business performance is measured in relation to economic value added (EVA®) targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•
Long-term variable compensation: a variable compensation based on the performance of the Company’s share between 2006 and 2011, payable in 2012, if at the end of such period the value of the share is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the Company’s share in five years.

•
Share ownership compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors, and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: reflects the number of years the executive works for the Company, his or her age and the fixed compensation.

iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

c.	Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value.

•	Share compensation plan: evolution of the performance and accomplishment of individual goals during the time and expectancy of future contribution to the Company’s goal.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•
Long-term variable compensation: the additional variable compensation corresponding to this component (see “Items 13.1.b.i. and 13.1.b.iii”) will only be paid if the Company’s share price surpasses the minimum appreciation target established.

•
Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation.

e.	Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added targets, what is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual goals of value generation and long-term compensation being directly linked to the evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong additional element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

13.2.	Compensation recognized in 2009, 2010 results and estimated compensation for the fiscal year 2011 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized in the fiscal year 20091

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members

Number of members2	8.00	5.00	5.00	18.00

Annual fixed compensation	2,625.6	576.0	8,100,7	11,302.3
Salary	2,188.0	480.0	5,046.4	7,714.4
Direct and indirect benefits	437.6	96.0	3,054.3	3,587.9
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	7,783.1	7,783.1
Bonus	-	-	-	-
Profit sharing	-	-	7,783.1	7,783.1
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	-	-
Post-retirement benefit	-	-	1,129.4	1,129.4
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,086.1	2,086.1

Total compensation	2,625.6	576.0	19,099.2	22,300.8

1 The values shown in the table above, as well as information related to 2009 included in items 13.3, 13.11, 13.13, 13.14 and 13.15, were adjusted compared to the table in the Formulário de Referência 2009, mainly as result of the recommendation of the Official Letter of CVM / SEP/GEA-5/nr 146-10 of December 3rd, 2010 to be compatible with the note 8.b. of Ultrapar financial statements of December 31st, 2010.
2 Number of members according to CVM Oficial Letter 5/2010

Compensation recognized in the fiscal year 2010

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members

Number of members1	8.00	5.00	5.67	18.67

Annual fixed compensation	2,784.0	689.8	9,279.0	12,752.7
Salary	2,320.0	574.8	5,669.6	8,564.4
Direct and indirect benefits	464.0	115.0	3,609.3	4,188.3
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	35,296.5	35,296.5
Bonus	-	-	-	-
Profit sharing	-	-	8,796.5	8,796.5
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others2	-	-	26,500.0	26,500.0
Post-retirement benefit	-	-	4,803.7	4,803.7
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	2,438.0	2,438.0

Total compensation	2,784.0	689.8	51,817.1	55,290.8

1 Number of members according to CVM Official Letter 5/2010.
2 Amount relates to long-term variable compensation plan. See “13.1.b.i. Description and purpose of each compensation component” and “13.1.b.iii. Calculation and adjustment methodology for each compensation component”.

The higher amount recognized in 2010 results was mainly derived from the long-term variable compensation plan of the Statutory Officers related to the five years period between 2006 and 2011. The amount related to this plan was recorded in 2010, but is only payable in 2012, if the potential beneficiaries remain in the Company and the value of the share at the end of 2011 is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the share between 2006 and 2011. Based on the value of the share at the end of 2010, this objective was surpassed, generating significant returns to the shareholders of Ultrapar.

Estimated compensation for the fiscal year 2011

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members

Number of members1	8.67	5.00	6.00	19.67

Annual fixed compensation	3,194.9	777.6	11,136.2	15,108.7
Salary	2,662.4	648.0	6,687.1	9,997.5
Direct and indirect benefits	532.5	129.6	4,449.1	5,111.2
Participation in committees	-	-	-	-
Others	-	-	-	-
Variable compensation	-	-	36,418.6	36,418.6
Bonus	-	-	-	-
Profit sharing	-	-	9,918.6	9,918.6
Participation in meetings	-	-	-	-
Commission	-	-	-	-
Others2	-	-	26,500.0	26,500.0
Post-retirement benefit	-	-	2,008.5	2,008.5
Benefits due to the interruption in the exercese of the position	-	-	-	-
Stock-based compensation	-	-	3,537.9	3,537.9

Total compensation	3,194.9	777.6	53,101.2	57,073.6

1 Number of members according to CVM Official Letter 5/2010.
2 Amount relates to long-term variable compensation plan. See “13.1.b.i. Description and purpose of each compensation component” and “13.1.b.iii. Calculation and adjustment methodology for each compensation component”.

13.3.	Variable compensation in the fiscal years of 2009 and 2010 and estimated compensation for the fiscal year 2011 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
(in thousands of reais, except for the number of members

Number of members 2009	8.00	5,00	5.00
Number of members 2010	8.00	5,00	5.67
Number of members 2011	8.67	5,00	6.00
Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized in 2009 results	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	Ps¹
Amount set out in the compensation plan for 2009, upon achievement of the goals established	N/A	N/A	7,742.7
Amount effectively recognized in 2009 results	N/A	N/A	7,783.1
Amount set out in the compensation plan for 2010, upon achievement of the goals established	N/A	N/A	9,182.9
Amount effectively recognized in 2010 results	N/A	N/A	8,796.5
Amount set out in the compensation plan for 2011, upon achievement of the goals established	N/A	N/A	9,918.6
Amount to be recognized in 2011 result	N/A	N/A	9,918.6

¹ For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®. Therefore, there is no maximum value foreseen or approved in the compensation plan. If the targets established are met, we estimate the amount of R$ 9,918.6 thousand as profit sharing.

13.4.	Description of the share compensation plan for the Statutory Officers

a.	General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of preferred shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares to be granted in the stock ownership plan and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount and type of shares to be used in the stock ownership plan are subject to the existence of such shares in treasury. Ultrapar’s Board of Directors does not have a stock ownership plan.

Ultrapar does not have an active stock ownership option plan.

b.	Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e.	How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. Currently, the number of preferred shares held in treasury is 8,295,088, adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10th, 2011. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.6. Share compensation plan - information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.6. Share compensation plan – information on shares granted to the Statutory Officers.”

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The effective obtainment of the ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

13.5.
Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

	Commom shares	%	Preferred shares	%	Total	%
	(number of shares)

Board of Directors	58,680,716	30%	424,598	0%	59,105,314	11%
Direct participation	3,477,448	2%	185,820	0%	3,663,268	1%
Indirect participation	55,203,268	28%	238,778	0%	55,442,046	10%
Through Monteiro Aranha S.A.	1,240,975	1%	238,758	0%	1,479,734	0%
Through Ultra S.A.	53,962,292	27%	20	0%	53,962,312	10%
Fiscal Council	-	0%	4,400	0%	4,400	0%
Direct participation	-	0%	4,400	0%	4,400	0%
Indirect participation	-	0%	-	0%	-	0%
Statutory Officers	2,368,986	1%	1,263,100	0%	3,632,086	1%
Direct participation	-	0%	1,263,100	0%	1,263,100	0%
Indirect participation¹	2,368,986	1%	0	0%	2,368,986	0%
Total	61,049,701	31%	1,692,098	0%	62,741,799	12%

Shares representing the capital2	197,719,588	100%	346,664,408	100%	544,383,996	100%

1 Shares issued by Ultrapar owned indirectly by the executive through participation in Ultra S.A. capital.
2 The number of shares was retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10th, 2011.

13.6	Share compensation plan - information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive receives the beneficial ownership of preferred shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2010:

Body	Statutory Officers
Number of members	5,67
Granting date1	17-dec-03	4-oct-04	14-dec-05	9-nov-06	12-dec-07	7-oct-08	15-dec-09	10-nov-10
Number of shares granted2	239,200	94,300	20,000	133,600	100,000	416,000	40,000	140,000
Period for the share effective ownership to be transferred	nov-2013	sep-2014	nov-2015	oct-2016	1/3 in nov-2012	1/3 in sep-2013	1/3 in nov-2014	1/3 in oct-2015
					1/3 in nov-2013	1/3 in sep-2014	1/3 in nov-2015	1/3 in oct-2016
					1/3 in nov-2014	1/3 in sep-2015	1/3 in nov-2016	1/3 in oct-2017
Price assigned to the shares granted (R$)2	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78
1 Includes shares granted from 2004 to 2006 to certain officers who were not Statutory Officers at the granting date
2 The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10th, 2011.

Assuming that the amount of shares granted will follow the average of the last three years, we estimate that 199,000 additional shares will be granted to Statutory Officers in 2011, amount adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10th, 2011.

13.7.	Stock options outstanding

Ultrapar does not have a stock option plan opened.

13.8.	Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In relation to the share remuneration plan, in 2009 and 2010 (i) the beneficial ownership of 40,0001 and 140,0001 shares, respectively, was granted to Statutory Officers and (ii) there was no transfer of the effective ownership of shares. Additionally, Ultrapar does not have a stock option plan opened.

1 The number of shares was adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10th, 2011.

13.9.	Information necessary for the understanding of items 13.6 to 13.8

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10th, 2011. Ultrapar does not have an active stock ownership option plan.

13.10.	Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers

Number of members	8.00	5.67
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement¹	N/A	4
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members ² (in thousand of reais)	N/A	4,896.7
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of reais)	N/A	634.1
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Managers who meet the age, time of employment and time of participation conditions. Termination of employment is required for retirement.
² Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11.	Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2009 and 2010

2009
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members
Number of members	5.00	8.00	5.00
Higher individual compensation	5,182.4	955.2	121.0
Lower individual compensation	2,662.9	211.2	112.3
Average individual compensation	3,819.8	328.2	115.2

2010
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	5.67	8.00	5.00
Higher individual compensation	5,456.9	1,005.6	144.0
Lower individual compensation	2,464.6	225.6	133.9
Average individual compensation	4,465.1	348.0	138.0

The data relating to Statutory Officers excludes the long-term variable compensation, which was recorded in 2010, but it is only payable in 2012 if the potential beneficiaries remain in the Company and the value of the share at the end of 2011 is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the share between 2006 and 2011. Based on the value of the share at the end of 2010, this objective was surpassed, generating significant returns to the shareholders of Ultrapar. If the amount recorded in 2010 related to the long-term variable compensation was included, the amount of the higher, average and lower compensation of the Statutory Officers would be R$ 20,297 thousand, R$ 9,139 thousand and R$ 2,465 thousand, respectively.

13.12.	Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to the Severance Pay Fund, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy, mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this policy.

13.13.
Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of the controlling shareholders on the overall compensation paid to such bodies in 2009 were 60% and 27%, respectively, in 2009 and 60% and 39%, respectively, in 2010.

13.14.
Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries, except for a member of the Board of Directors who provided services to Oxiteno in the total amount of R$ 36 thousand in 2009 and 2010.

13.15.
Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2009 and 2010.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is supported by the Company.

Statutory Officers - 2009
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	1,725.4	1,263.1	120.5	2,040.5	625.5	1,644.1	681.7	-	8,100.7
Salary	1,052.6	816.5	70.2	1,311.5	380.6	978.5	436.6	-	5,046.4
Direct and indirect benefits	672.7	446.6	50.3	729.0	245.0	665.6	245.1	-	3,054.3
Variable compensation	2,502.2	1,347.9	-	1,668.8	267.3	1,347.9	648.9	-	7,783.1
Profit sharing	2,502.2	1,347.9	-	1,668.8	267.3	1,347.9	648.9	-	7,783.1
Others	-	-	-	-	-	-	-	-	-
Post-retirement benefit	251.2	77.2	6.8	363.1	37.7	350.9	42.6	-	1,129.4
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	932.8	-	-	730.2	-	423.1	-	-	2,086.1
Total compensation	5,411.5	2,688.2	127.3	4,802.6	930.5	3,766.0	1,373.2	-	19,099.2

Statutory Officers - 2010
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	1,920.2	1,426.6	121.0	1,961.0	718.2	1,767.8	753.3	611.0	9.279.0
Salary	1,156.2	893.9	70.2	1,200.4	432.7	1,050.1	478.4	387.6	5.669.6
Direct and indirect benefits	764.0	532.7	50.7	760.5	285.5	717.6	274.9	223.4	3.609.3
Variable compensation	9,065.8	1,344.0	-	11,797.4	477.3	8,193.2	799.4	3.619.3	35.296.5
Profit sharing	2,180.4	1,344.0	-	1,520.8	477.3	1,432.6	799.4	1.041.9	8.796.5
Others	6,885.3	-	-	10,276.7	-	6,760.6	-	2,577.4	26,500.0
Post-retirement benefit	1,502.0	85.2	6.8	1,109.1	40.7	1,205.0	47.7	807.2	4,803.7
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	1,122.0	-	-	702.3	-	447.1	-	166.7	2,438.0
Total compensation	13,609.9	2,855.8	127.7	15,569.8	1.236.2	11,613.0	1,600.4	5,204.2	51,817.1

13.16.	Other information deemed relevant by the issuer

No other information that Ultrapar deems relevant on this item.

ANNEX VII - GLOSSARY

References in the items 10, 12.6 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ADRs” are to the American Depositary Receipts;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“BM&FBovespa” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

“Braskem” are to Braskem S.A.;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“DNP” are to Distribuidora Nacional de Petróleo Ltda.;

“LPG” are to liquefied petroleum gas;

“IFRS” are to International Financial Reporting Standards;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

“Latin America” are to countries in America other than the United States and Canada;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“NYSE” are to the New York Stock Exchange;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Puma” are to Puma Storage do Brasil Ltda.;

“Quattor” are to Quattor Participações S.A, acquired by Braskem in May 2010;

“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by Chevron Brasil Ltda. and by Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

 “União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Terminal Químico de Aratu S.A. – Tequimar in December 2008;

“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

“Unipar” are to União das Indústrias Petroquímicas S.A.; and

“US$”, “dollars” or “U.S. dollars” are to the United States dollar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Management Proposal for General Shareholders' Meeting)